Old Mutual Analytic U.S. Long/Short Fund

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2011 (Unaudited)

Description	Shares/Face Amount (000)	Value (000)
Common Stock - 118.1%		
Aerospace/Defense-Equipment - 0.1%		
Goodrich	221	$ 27
Total Aerospace/Defense-Equipment		27
Agricultural Chemicals - 0.5%		
Mosaic Co.	2,537	128
Total Agricultural Chemicals		128
Airlines - 1.3%		
United Continental Holdings*	19,345	365
Total Airlines		365
Applications Software - 5.1%		
Microsoft (B)	55,249	1,434
Total Applications Software		1,434
Auto/Truck Parts & Equipment-Original - 0.3%		
Lear	1,942	77
Total Auto/Truck Parts & Equipment-Original		77
Auto-Cars/Light Trucks - 3.9%		
Ford Motor* (B)	45,318	488
General Motors* (B)	30,210	612
Total Auto-Cars/Light Trucks		1,100
Beverages-Non-Alcoholic - 0.8%		
Hansen Natural*	2,578	238
Total Beverages-Non-Alcoholic		238
Building - Heavy Construction - 1.3%		
Chicago Bridge & Iron, Cl Y	9,851	372
Total Building - Heavy Construction		372
Cable/Satellite TV - 4.1%		
Charter Communications, Cl A*	5,444	310
DIRECTV, Cl A* (B)	19,515	835
Total Cable/Satellite TV		1,145
Chemicals-Diversified - 0.0%		
Rockwood Holdings*	347	14
Total Chemicals-Diversified		14
Coal - 0.9%		
Consol Energy	6,876	252
Total Coal		252
Coatings/Paint - 2.1%		
Kronos Worldwide	33,162	598
Total Coatings/Paint		598
Computer Aided Design - 0.8%		
Autodesk*	7,709	234
Total Computer Aided Design		234
Computer Services - 4.2%		
Accenture, Cl A (B)	11,844	630
Cognizant Technology Solutions, Cl A*	461	30
International Business Machines (B)	2,781	511
Total Computer Services		1,171
Computers - 5.7%		
Apple* (B)	3,967	1,607
Total Computers		1,607
Consumer Products-Miscellaneous - 0.0%		
Clorox	189	13
Total Consumer Products-Miscellaneous		13
Cosmetics & Toiletries - 0.2%		
Estee Lauder, Cl A	465	52
Total Cosmetics & Toiletries		52
Distribution/Wholesale - 0.6%		
WESCO International*	3,387	180
Total Distribution/Wholesale		180
Diversified Banking Institutions - 0.1%		
Morgan Stanley	991	15
Total Diversified Banking Institutions		15
Diversified Manufacturing Operations - 2.2%		
ITT	32,774	634
Total Diversified Manufacturing Operations		634

E-Commerce/Services - 2.4%		
priceline.com*	1,443	675
Total E-Commerce/Services		675
Electric-Generation - 2.3%		
AES*	53,556	634
Total Electric-Generation		634
Electric-Integrated - 3.4%		
CMS Energy	19,619	433
Constellation Energy Group	103	4
NV Energy	29,849	488
Progress Energy	620	35
TECO Energy	576	11
Total Electric-Integrated		971
Electronic Components-Miscellaneous - 2.1%		
Jabil Circuit	30,292	596
Total Electronic Components-Miscellaneous		596
Electronic Components-Semiconductors - 3.0%		
Intel (B)	34,300	832
Total Electronic Components-Semiconductors		832
Engineering/R&D Services - 0.7%		
Fluor	1,984	100
Jacobs Engineering Group*	2,154	87
Total Engineering/R&D Services		187
Enterprise Software/Services - 1.8%		
Oracle	19,263	494
Total Enterprise Software/Services		494
Finance-Investment Banker/Broker - 0.1%		
Raymond James Financial	1,170	36
Total Finance-Investment Banker/Broker		36
Finance-Other Services - 0.1%		
NYSE Euronext	740	19
Total Finance-Other Services		19
Food-Meat Products - 5.6%		
Smithfield Foods*	18,894	459
Tyson Foods, Cl A (B)	54,706	1,129
Total Food-Meat Products		1,588
Gold Mining - 0.1%		
Newmont Mining	700	42
Total Gold Mining		42
Investment Management/Advisor Services - 1.2%		
Ameriprise Financial	6,616	328
Total Investment Management/Advisor Services		328
Machinery-Construction & Mining - 2.6%		
Caterpillar (B)	7,971	722
Total Machinery-Construction & Mining		722
Medical Products - 2.5%		
Covidien	15,478	697
Total Medical Products		697
Medical-Biomedical/Genetics - 5.7%		
Alexion Pharmaceuticals*	1,367	98
Amgen (B)	22,201	1,425
Biogen Idec* (B)	369	41
Gilead Sciences*	732	30
Total Medical-Biomedical/Genetics		1,594
Medical-Drugs - 2.0%		
Johnson & Johnson	8,629	566
Total Medical-Drugs		566
Medical-HMO - 0.4%		
Humana	1,211	106
Total Medical-HMO		106
Medical-Hospitals - 0.2%		
HCA Holdings*	2,672	59
Total Medical-Hospitals		59
Medical-Wholesale Drug Distributors - 7.2%		
AmerisourceBergen	23,249	865
Cardinal Health (B)	21,494	873
McKesson (B)	3,599	280
Total Medical-Wholesale Drug Distributors		2,018
Metal-Copper - 1.5%		
Freeport-McMoRan Copper & Gold (B)	11,254	414
Total Metal-Copper		414

Multi-line Insurance - 4.7%		
Allstate	28,158	772
American International Group*	23,763	551
Total Multi-line Insurance		1,323
Oil Companies-Integrated - 7.4%		
Chevron (B)	14,723	1,567
ConocoPhillips (B)	7,178	523
Total Oil Companies-Integrated		2,090
Oil Components-Integrated - 3.3%		
Marathon Oil	31,334	917
Total Oil Components-Integrated		917
Oil Refining & Marketing - 3.1%		
Tesoro*	10,921	255
Valero Energy	29,438	620
Total Oil Refining & Marketing		875
Oil-Field Services - 0.2%		
RPC	3,038	55
Total Oil-Field Services		55
Paper & Related Products - 0.1%		
International Paper	909	27
Total Paper & Related Products		27
Pharmacy Services - 0.2%		
Medco Health Solutions*	884	49
Total Pharmacy Services		49
Pipelines - 0.1%		
El Paso	1,366	36
Total Pipelines		36
Recreational Vehicles - 0.5%		
Polaris Industries	2,702	151
Total Recreational Vehicles		151
REITs-Apartments - 1.4%		
Equity Residential	6,747	385
Total REITs-Apartments		385
REITs-Diversified - 2.3%		
Plum Creek Timber Co.	8,895	325
Rayonier	4,895	219
Weyerhaeuser (B)	6,100	114
Total REITs-Diversified		658
REITs-Storage - 0.7%		
Public Storage	1,398	188
Total REITs-Storage		188
Rental Auto/Equipment - 0.1%		
Aaron's	1,402	37
Total Rental Auto/Equipment		37
Retail-Consumer Electronics - 0.6%		
Best Buy Co.	7,543	176
Total Retail-Consumer Electronics		176
Retail-Regional Department Store - 1.4%		
Dillard's, Cl A	6,973	313
Kohl's	1,395	69
Total Retail-Regional Department Store		382
Schools - 0.4%		
Apollo Group, Cl A*	173	10
ITT Educational Services*	2,043	116
Total Schools		126
Semiconductor Components-Integrated Circuits - 0.3%		
Cypress Semiconductor	5,726	97
Total Semiconductor Components-Integrated Circuits		97
Steel-Producers - 0.2%		
Nucor	1,654	65
Total Steel-Producers		65
Super-Regional Banks-US - 5.9%		
Capital One Financial (B)	12,336	522
Wells Fargo (B)	41,113	1,133
Total Super-Regional Banks-US		1,655
Telephone-Integrated - 2.1%		
AT&T (B)	19,850	600
Total Telephone-Integrated		600
Tobacco - 3.9%		
Philip Morris International (B)	14,054	1,103
Total Tobacco		1,103

Wireless Equipment - 0.1%		
Motorola Mobility Holdings*	447	17
Total Wireless Equipment		17
Total Common Stock (Cost $31,510)		**33,246**
U.S. Treasury Obligation - 0.7%		
United States Treasury Bill		
0.00% 01/05/12 (C)	$ 200	200
Total U.S. Treasury Obligation (Cost $200)		**200**
Affiliated Mutual Fund - 0.8%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	214,643	215
Total Affiliated Mutual Fund (Cost $215)		**215**
Total Investments - 119.6% (Cost $31,925) †		**33,661**
Securities Sold Short - (19.6)%		
Auto-Cars/Light Trucks - (1.1)%		
Tesla Motors*	(10,878)	$ (311)
Total Auto-Cars/Light Trucks		(311)
Broadcast Services/Program - (0.4)%		
Liberty Media - Liberty Capital, Cl A*	(1,613)	(126)
Total Broadcast Services/Program		(126)
Building-Residential/Commercial - (0.7)%		
Pulte Group*	(33,181)	(209)
Total Building-Residential/Commercial		(209)
Coal - (1.4)%		
Alpha Natural Resources*	(19,755)	(404)
Total Coal		(404)
Computer Services - (0.0)%		
Computer Sciences, Cl B	(557)	(13)
Total Computer Services		(13)
E-Commerce/Services - (0.6)%		
Netflix*	(2,486)	(172)
Total E-Commerce/Services		(172)
Electronic Components-Semiconductors - (1.8)%		
Intersil, Cl A	(521)	(5)
Rovi*	(20,662)	(508)
Total Electronic Components-Semiconductors		(513)
Independent Power Producer - (1.3)%		
GenOn Energy*	(140,890)	(368)
Total Independent Power Producer		(368)
Internet Content-Information/News - (0.4)%		
WebMD Health, Cl A*	(2,631)	(99)
Total Internet Content-Information/News		(99)
Medical Products - (1.4)%		
Hospira*	(12,602)	(383)
Total Medical Products		(383)
Medical-Biomedical/Genetics - (2.6)%		
Dendreon*	(42,287)	(321)
Human Genome Sciences*	(48,945)	(362)
Illumina*	(1,610)	(49)
Total Medical-Biomedical/Genetics		(732)
Multi-line Insurance - (0.4)%		
Old Republic International	(11,651)	(108)
Total Multi-line Insurance		(108)
Oil Components-Exploration & Production - (0.3)%		
Cimarex Energy	(1,205)	(74)
Total Oil Components-Exploration & Production		(74)
Pipelines - (1.5)%		
Kinder Morgan*	(2,437)	(78)
Spectra Energy	(10,864)	(334)
Total Pipelines		(412)
Power Conversion/Supply Equipment - (0.0)%		
SunPower, Cl A*	(1,264)	(8)
Total Power Conversion/Supply Equipment		(8)
Property/Casualty Insurance - (0.8)%		
Alleghany*	(835)	(238)
Total Property/Casualty Insurance		(238)
REITs-Warehouse/Industrial - (0.5)%		
ProLogis	(4,896)	(140)
Total REITs-Warehouse/Industrial		(140)
Retirement/Aged Care - (1.0)%		
Brookdale Senior Living, Cl A*	(16,286)	(283)
Total Retirement/Aged Care		(283)

S&L/Thrifts-Eastern US - (1.0)%

First Niagara Financial Group	(15,246)	(132)
Hudson City Bancorp	(24,491)	(153)
Total S&L/Thrifts-Eastern US		(285)

Schools - (0.3)%

DeVry	(1,818)	(70)
Total Schools		(70)

Telecommunications Equipment - (1.8)%

Tellabs	(121,986)	(493)
Total Telecommunications Equipment		(493)

Telecommunications Equipment-Fiber Optics - (0.1)%

Ciena*	(2,284)	(28)
Total Telecommunications Equipment-Fiber Optics		(28)

Transportation-Marine - (0.2)%

Teekay	(1,804)	(48)
Total Transportation-Marine		(48)
Total Securities Sold Short (Proceeds Received $(6,791))		**(5,517)**
Other Assets and Liabilities, Net - 0.0%		**3**
Total Net Assets - 100.0%		**$ 28,147**

The Fund had the following futures contracts open as of December 31, 2011:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000) [1]
S&P 500 EMINI Index-Long	6	$376	3/16/2012	$10

(1) The amount represents the fair value of derivative instruments subject to equity contract risk exposure as of December 31, 2011.

* Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2011.

(B) - All or a portion of this security is held as cover for securities sold short.

(C) - All or a portion of this security is held as required margin for open futures contracts. The rate reported represents the effective yield at the time of purchase.

CI - Class
HMO - Health Maintenance Organization
R&D - Research and Development
REITs - Real Estate Investment Trusts
S&L - Savings & Loans

† At December 31, 2011, the approximate tax basis cost of the Fund's investments was $31,925 (000), and the unrealized appreciation and depreciation were $3,021 (000) and $(1,285) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 33,246	$ -	$ -	$ 33,246
U.S. Treasury Obligation	-	200	-	200
Affiliated Mutual Fund	215	-	-	215
Securities Sold Short				
Securities Sold Short	(5,517)	-	-	(5,517)
Other Financial Statements				
Futures Contracts*	10	-	-	10
Total Investments	$ 27,954	$ 200	$ -	$ 28,154

* Futures Contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual Barrow Hanley Value Fund

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2011 (Unaudited)

Description	Shares	Value (000)
Common Stock - 97.1%		
Aerospace/Defense - 2.5%		
Raytheon	63,900	$ 3,091
Total Aerospace/Defense		3,091
Aerospace/Defense-Equipment - 0.3%		
Exelis	48,100	435
Total Aerospace/Defense-Equipment		435
Applications Software - 2.5%		
Microsoft	123,300	3,201
Total Applications Software		3,201
Beverages-Wine/Spirits - 2.9%		
Diageo ADR	42,272	3,695
Total Beverages-Wine/Spirits		3,695
Cellular Telecommunications - 1.7%		
Vodafone Group ADR	74,100	2,077
Total Cellular Telecommunications		2,077
Chemicals-Diversified - 1.0%		
E.I. du Pont de Nemours	26,400	1,209
Total Chemicals-Diversified		1,209
Computer Services - 3.4%		
International Business Machines	23,250	4,275
Total Computer Services		4,275
Computers - 0.8%		
Hewlett-Packard	40,703	1,049
Total Computers		1,049
Cruise Lines - 1.7%		
Carnival	65,258	2,130
Total Cruise Lines		2,130
Diversified Banking Institutions - 4.5%		
Bank of America	189,663	1,055
Citigroup	82,070	2,159
JPMorgan Chase	73,457	2,442
Total Diversified Banking Institutions		5,656
Diversified Manufacturing Operations - 6.9%		
Cooper Industries, Cl A	60,300	3,265
General Electric	166,730	2,986
Illinois Tool Works	39,855	1,862
ITT	24,050	465
Total Diversified Manufacturing Operations		8,578
Electric-Integrated - 5.6%		
Dominion Resources	59,924	3,181
Entergy	52,100	3,806
Total Electric-Integrated		6,987
Electronic Components-Semiconductors - 1.2%		
Intel	61,700	1,496
Total Electronic Components-Semiconductors		1,496
Finance-Consumer Loans - 1.1%		
SLM	108,088	1,448
Total Finance-Consumer Loans		1,448
Finance-Credit Card - 3.0%		
American Express	78,662	3,711
Total Finance-Credit Card		3,711
Funeral Services & Related Items - 1.2%		
Service Corp International	146,200	1,557
Total Funeral Services & Related Items		1,557
Gas-Distribution - 2.5%		
CenterPoint Energy	155,300	3,120
Total Gas-Distribution		3,120
Instruments-Controls - 2.5%		
Honeywell International	56,738	3,084
Total Instruments-Controls		3,084

Machinery-Pumps - 1.0%		
Xylem	48,100	1,236
Total Machinery-Pumps		1,236
Medical Instruments - 3.1%		
Medtronic	101,600	3,886
Total Medical Instruments		3,886
Medical Products - 2.7%		
Baxter International	69,158	3,422
Total Medical Products		3,422
Medical-Drugs - 6.3%		
Johnson & Johnson	51,800	3,397
Pfizer	206,004	4,458
Total Medical-Drugs		7,855
Medical-HMO - 1.7%		
WellPoint	31,612	2,094
Total Medical-HMO		2,094
Multi-line Insurance - 1.0%		
XL Group	66,161	1,308
Total Multi-line Insurance		1,308
Oil Companies-Exploration & Production - 3.5%		
Occidental Petroleum	46,222	4,331
Total Oil Companies-Exploration & Production		4,331
Oil Companies-Integrated - 3.8%		
ConocoPhillips	64,995	4,736
Total Oil Companies-Integrated		4,736
Oil Components-Integrated - 1.3%		
Marathon Oil	36,100	1,057
Marathon Petroleum	18,050	601
Total Oil Components-Integrated		1,658
Pipelines - 3.1%		
Spectra Energy	125,272	3,852
Total Pipelines		3,852
Retail-Discount - 1.0%		
Target	24,000	1,229
Total Retail-Discount		1,229
Retail-Drug Store - 0.8%		
CVS Caremark	23,400	954
Total Retail-Drug Store		954
Super-Regional Banks-US - 7.4%		
Capital One Financial	53,740	2,273
PNC Financial Services Group	65,836	3,797
Wells Fargo	115,515	3,183
Total Super-Regional Banks-US		9,253
Telephone-Integrated - 4.7%		
AT&T	115,514	3,493
Verizon Communications	60,258	2,418
Total Telephone-Integrated		5,911
Television - 1.0%		
CBS, Cl B	45,500	1,235
Total Television		1,235
Tobacco - 9.4%		
Altria Group	70,432	2,088
Imperial Tobacco Group ADR	52,447	3,952
Philip Morris International	72,400	5,682
Total Tobacco		11,722
Total Common Stock (Cost $102,379)		**121,481**
Affiliated Mutual Fund - 2.5%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	3,161,035	3,161
Total Affiliated Mutual Fund (Cost $3,161)		**3,161**
Total Investments - 99.6% (Cost $105,540) †		**124,642**
Other Assets and Liabilities, Net - 0.4%		**437**
Total Net Assets - 100.0%	$	**125,079**

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2011.

ADR - American Depositary Receipt
Cl - Class
HMO - Health Maintenance Organization

† At December 31, 2011, the approximate tax basis cost of the Fund’s investments was $105,540 (000), and the unrealized appreciation and depreciation were $28,271 (000) and $(9,169) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund’s own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2011 in valuing the Fund’s net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 121,481	$ -	$ -	$ 121,481
Affiliated Mutual Fund	3,161	-	-	3,161
Total Investments	$ 124,642	$ -	$ -	$ 124,642

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual Copper Rock International Small Cap Fund

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2011 (Unaudited)

Description	Shares	Value (000)
Foreign Common Stock - 94.3%		
Australia - 6.4%		
Ausdrill	294,152	$ 901
Challenger	206,949	873
iiNet	359,600	1,050
NRW Holdings	547,444	1,445
Thorn Group	545,616	898
Whitehaven Coal	97,889	530
Total Australia		5,697
Austria - 3.3%		
Andritz	15,100	1,249
Austriamicrosystems	20,300	828
Strabag	28,945	827
Total Austria		2,904
Canada - 9.0%		
AGF Management, Cl B	74,222	1,152
Black Diamond Group	62,500	1,132
Canyon Services Group	81,171	952
Dollarama	55,211	2,412
Mullen Group	59,447	1,147
West Fraser Timber	28,338	1,152
Total Canada		7,947
Cyprus - 0.6%		
Prosafe SE	76,600	524
Total Cyprus		524
Denmark - 1.3%		
Topdanmark*	7,498	1,166
Total Denmark		1,166
Finland - 1.1%		
Kemira	84,922	1,005
Total Finland		1,005
France - 2.3%		
Plastic Omnium	38,940	770
Virbac	8,410	1,303
Total France		2,073
Germany - 7.1%		
Axel Springer	21,000	901
Dialog Semiconductor*	56,125	911
Freenet	85,027	1,100
Gerresheimer	29,708	1,236
Gerry Weber International	37,113	1,130
Sixt	55,762	983
Total Germany		6,261
Hong Kong - 2.6%		
361 Degrees International	1,600,000	634
Samsonite International*	605,100	946
Towngas China	1,242,118	671
Total Hong Kong		2,251
Indonesia - 1.5%		
AKR Corporindo	3,986,000	1,328
Total Indonesia		1,328
Ireland - 1.2%		
Paddy Power	17,498	1,013
Total Ireland		1,013
Italy - 0.9%		
De'Longhi	85,010	748
Total Italy		748
Japan - 22.0%		
Awa Bank	85,000	571
Circle K Sunkus	55,000	910
Cosmos Pharmaceutical	24,000	1,238
Dr Ci:labo	151	802
Fields	429	659
FP	14,000	907
Hoshizaki Electric	47,800	1,121
Iwatani	186,000	619
Japan Petroleum Exploration	18,200	710
Konami	31,500	942

Megane Top	102,400	1,177
Nabtesco	30,500	555
NET One Systems	282	768
Nichii Gakkan	59,200	720
Nihon Nohyaku	116,000	477
PanaHome	130,000	883
Sanrio	21,200	1,087
Sawai Pharmaceutical	11,800	1,224
Ship Healthcare Holdings	29,200	637
So-net Entertainment	159	578
Tokyu REIT	96	482
Ube Industries	282,000	771
Weathernews	28,700	790
Zeon	100,000	864
Total Japan		19,492
Norway - 2.3%		
Atea	103,933	1,038
TGS Nopec Geophysical	46,900	1,036
Total Norway		2,074
Singapore - 0.8%		
Biosensors International Group*	653,000	719
Total Singapore		719
South Africa - 1.0%		
Mr Price Group	87,800	867
Total South Africa		867
South Korea - 2.3%		
Himart*	11,052	778
Hyundai Greenfood	34,000	477
Paradise	102,200	747
Total South Korea		2,002
Sweden - 3.0%		
Betsson*	65,800	1,445
Wihlborgs Fastigheter	91,868	1,212
Total Sweden		2,657
Switzerland - 2.2%		
Aryzta	20,000	965
Helvetia Holding	3,246	1,017
Total Switzerland		1,982
United Arab Emirates - 0.5%		
Exillon Energy*	121,118	472
Total United Arab Emirates		472
United Kingdom - 22.9%		
Babcock International Group	62,800	716
Bodycote	265,700	1,083
Catlin Group	103,000	638
Computacenter	155,800	809
Halma	196,711	1,009
Homeserve	140,000	624
Ig Group Holdings	88,000	651
Jazztel*	257,497	1,241
John Wood Group	54,000	537
Lancashire Holdings	123,861	1,394
Majestic Wine	143,669	725
Melrose	160,735	848
Moneysupermarket.com Group	540,000	881
Paragon Group	330,000	938
Perform Group*	292,325	940
Provident Financial	57,100	835
RPC Group	326,511	1,813
Savills	201,739	1,027
Senior	266,500	707
Spectris	66,000	1,319
Spirax-Sarco Engineering	33,823	984
Valiant Petroleum*	75,139	512
Total United Kingdom		20,231
Total Foreign Common Stock (Cost $91,314)		**83,413**
Foreign Preferred Stock - 1.4%		
Germany - 1.4%		
Jungheinrich	49,000	1,199
Total Germany		1,199
Total Foreign Preferred Stock (Cost $2,031)		**1,199**

Investment Company - 0.9%
International Equity - 0.9%

iShares MSCI EAFE Small Capital Index Fund	22,778	792
Total International Equity		792
Total Investment Company (Cost $888)		**792**
Affiliated Mutual Fund - 3.4%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	3,046,919	3,047
Total Affiliated Mutual Fund (Cost $3,047)		**3,047**
Total Investments - 100.0% (Cost $97,280) †		**88,451**
Other Assets and Liabilities, Net - (0.0)%		**(2)**
Total Net Assets - 100.0%	$	**88,449**

* Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2011.

Cl - Class
REITs - Real Estate Investment Trust

† At December 31, 2011, the approximate tax basis cost of the Fund's investments was $97,280 (000), and the unrealized appreciation and depreciation were $3,060 (000) and $(11,889) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Foreign Common Stock				
Australia	$ -	$ 5,697	$ -	$ 5,697
Austria	-	2,904	-	2,904
Canada	7,947	-	-	7,947
Cyprus	-	524	-	524
Denmark	-	1,166	-	1,166
Finland	-	1,005	-	1,005
France	-	2,073	-	2,073
Germany	-	6,261	-	6,261
Hong Kong	-	2,251	-	2,251
Indonesia	-	1,328	-	1,328
Ireland	-	1,013	-	1,013
Italy	-	748	-	748
Japan	-	19,492	-	19,492
Norway	-	2,074	-	2,074
Singapore	-	719	-	719
South Africa	-	867	-	867
South Korea	-	2,002	-	2,002
Sweden	-	2,657	-	2,657
Switzerland	-	1,982	-	1,982
United Arab Emirates	-	472	-	472
United Kingdom	-	20,231	-	20,231
Foreign Preferred Stock				
Germany	-	1,199	-	1,199
Investment Company	792	-	-	792
Affiliated Mutual Fund	3,047	-	-	3,047
Total Investments	$ 11,786	$ 76,665	$ -	$ 88,451

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing quotations of an independent pricing service and are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period.

Old Mutual Focused Fund

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2011 (Unaudited)

Description	Shares	Value (000)
Common Stock - 96.9%		
Agricultural Operations - 4.6%		
Archer-Daniels-Midland	855,000	$ 24,453
Total Agricultural Operations		24,453
Applications Software - 4.9%		
Microsoft	1,002,135	26,016
Total Applications Software		26,016
Beverages-Non-Alcoholic - 4.0%		
PepsiCo	315,000	20,900
Total Beverages-Non-Alcoholic		20,900
Coal - 1.5%		
Consol Energy	220,000	8,074
Total Coal		8,074
Computers - 5.0%		
Apple*	64,981	26,317
Total Computers		26,317
Diversified Banking Institutions - 2.9%		
JPMorgan Chase	457,301	15,205
Total Diversified Banking Institutions		15,205
Diversified Manufacturing Operations - 5.7%		
General Electric	1,671,620	29,939
Total Diversified Manufacturing Operations		29,939
Fiduciary Banks - 2.7%		
Bank of New York Mellon	530,000	10,552
State Street	95,000	3,830
Total Fiduciary Banks		14,382
Independent Power Producer - 3.3%		
NRG Energy*	957,326	17,347
Total Independent Power Producer		17,347
Investment Management/Advisory Services - 5.3%		
Invesco	1,395,000	28,026
Total Investment Management/Advisory Services		28,026
Life/Health Insurance - 2.3%		
Prudential Financial	239,504	12,004
Total Life/Health Insurance		12,004
Medical-Biomedical/Genetics - 2.1%		
Celgene*	165,000	11,154
Total Medical-Biomedical/Genetics		11,154
Medical-Drugs - 5.6%		
Abbott Laboratories	338,500	19,034
Merck	285,000	10,744
Total Medical-Drugs		29,778
Medical-Generic Drugs - 4.7%		
Teva Pharmaceutical Industries ADR	615,000	24,821
Total Medical-Generic Drugs		24,821
Medical-HMO - 6.1%		
Aetna	760,000	32,064
Total Medical-HMO		32,064
Multi-line Insurance - 8.4%		
Hartford Financial Services Group	550,000	8,937
MetLife	1,142,930	35,637
Total Multi-line Insurance		44,574
Networking Products - 1.5%		
Cisco Systems	439,013	7,937
Total Networking Products		7,937
Oil & Gas Drilling - 4.7%		
Transocean	650,000	24,954
Total Oil & Gas Drilling		24,954
Oil Companies-Integrated - 6.7%		
Royal Dutch Shell ADR, Cl A	249,400	18,229
Suncor Energy	600,000	17,298
Total Oil Companies-Integrated		35,527
Oil-Field Services - 3.8%		
Weatherford International*	1,355,000	19,837
Total Oil-Field Services		19,837
Reinsurance - 0.7%		
Berkshire Hathaway, Cl B*	46,330	3,535
Total Reinsurance		3,535

Retail-Drug Store - 4.0%		
CVS Caremark	522,500	21,308
Total Retail-Drug Store		21,308
Web Portals/ISP - 3.0%		
Google, Cl A*	24,200	15,631
Total Web Portals/ISP		15,631
Wireless Equipment - 3.4%		
Qualcomm	323,600	17,701
Total Wireless Equipment		17,701
Total Common Stock (Cost $481,614)		**511,484**
Affiliated Mutual Fund - 3.1%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	16,531,452	16,531
Total Affiliated Mutual Fund (Cost $16,531)		**16,531**
Total Investments - 100.0% (Cost $498,145) †		**528,015**
Other Assets and Liabilities, Net - (0.0)%		**(49)**
Total Net Assets - 100.0%		**$ 527,966**

 * Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2011.

 ADR - American Depositary Receipt
 Cl - Class
 HMO - Health Maintenance Organization
 ISP - Internet Service Provider

† At December 31, 2011, the approximate tax basis cost of the Fund's investments was $498,145 (000), and the unrealized appreciation and depreciation were $54,394 (000) and $(24,524) (000), respectively.

 Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

    Level 1 – quoted prices in active markets for identical securities
    Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
    Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 511,484	$ -	$ -	$ 511,484
Affiliated Mutual Fund	16,531	-	-	16,531
Total Investments	$ 528,015	$ -	$ -	$ 528,015

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual Heitman REIT Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2011 (Unaudited)

Description	Shares	Value (000)
Common Stock - 98.0%		
Hotels & Motels - 1.5%		
Hyatt Hotels, Cl A*	24,275	$ 914
Total Hotels & Motels		914
Real Estate Operation/Development - 1.1%		
Brookfield Office Properties	30,525	478
Forest City Enterprises, Cl A*	14,400	170
Total Real Estate Operation/Development		648
REITs-Apartments - 18.0%		
AvalonBay Communities	19,462	2,542
BRE Properties	24,200	1,222
Camden Property Trust	26,800	1,668
Equity Residential	59,432	3,389
Essex Property Trust	7,125	1,001
MID-America Apartment Communities	8,925	558
UDR	14,550	365
Total REITs-Apartments		10,745
REITs-Diversified - 6.9%		
Cousins Properties Trust	49,800	319
Duke Realty	79,275	955
Liberty Property Trust	10,000	309
Vornado Realty Trust	32,951	2,533
Total REITs-Diversified		4,116
REITs-Health Care - 13.8%		
HCP	56,875	2,356
Health Care REIT	51,417	2,804
Sabra Health Care REIT	21,725	263
Ventas	50,550	2,787
Total REITs-Health Care		8,210
REITs-Hotels - 4.9%		
DiamondRock Hospitality	74,500	718
Host Hotels & Resorts	120,639	1,782
RLJ Lodging Trust	22,800	383
Strategic Hotels & Resorts*	11,700	63
Total REITs-Hotels		2,946
REITs-Manufactured Homes - 0.8%		
Equity Lifestyle Properties	6,675	445
Total REITs-Manufactured Homes		445
REITs-Office Property - 13.8%		
Alexandria Real Estate Equities	31,100	2,145
Boston Properties	27,360	2,725
Douglas Emmett	50,750	926
Kilroy Realty	25,275	962
SL Green Realty	21,700	1,446
Total REITs-Office Property		8,204
REITs-Regional Malls - 17.0%		
Glimcher Realty Trust	118,325	1,089
Simon Property Group	56,862	7,332
Taubman Centers	27,575	1,712
Total REITs-Regional Malls		10,133
REITs-Shopping Centers - 6.9%		
Developers Diversified Realty	112,850	1,373
Equity One	42,000	713
Kimco Realty	36,100	586
Regency Centers	38,800	1,460
Total REITs-Shopping Centers		4,132
REITs-Storage - 6.9%		
Extra Space Storage	55,752	1,351
Public Storage	20,698	2,783
Total REITs-Storage		4,134

REITs-Warehouse/Industrial - 6.4%

First Industrial Realty Trust*	33,500	343
Prologis	120,797	3,453
Total REITs-Warehouse/Industrial		3,796
Total Common Stock (Cost $41,278)		**58,423**
Total Investments - 98.0% (Cost $41,278) †		**58,423**
Other Assets and Liabilities, Net - 2.0%		**1,210**
Total Net Assets - 100.0%		**$ 59,633**

* Non-income producing security.

Cl - Class
REITs - Real Estate Investment Trusts

† At December 31, 2011, the approximate tax basis cost of the Fund's investments was $41,278 (000), and the unrealized appreciation and depreciation were $17,861 (000) and $(716) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

  Level 1 – quoted prices in active markets for identical securities
  Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
  Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 58,423	$ -	$ -	$ 58,423
Total Investments	$ 58,423	$ -	$ -	$ 58,423

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual Large Cap Growth Fund

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2011 (Unaudited)

Description	Shares	Value (000)
Common Stock - 99.9%		
Apparel Manufacturers - 1.4%		
Ralph Lauren, Cl A	17,555	$ 2,424
Total Apparel Manufacturers		2,424
Applications Software - 3.3%		
Microsoft	219,856	5,707
Total Applications Software		5,707
Athletic Footwear - 2.4%		
NIKE, Cl B	44,510	4,289
Total Athletic Footwear		4,289
Auto/Truck Parts & Equipment-Original - 2.1%		
BorgWarner*	56,715	3,615
Total Auto/Truck Parts & Equipment-Original		3,615
Beverages-Non-Alcoholic - 1.9%		
PepsiCo	49,845	3,307
Total Beverages-Non-Alcoholic		3,307
Beverages-Wine/Spirits - 1.8%		
Diageo ADR	35,825	3,132
Total Beverages-Wine/Spirits		3,132
Brewery - 2.8%		
Cia de Bebidas das Americas ADR	138,455	4,997
Total Brewery		4,997
Cable/Satellite TV - 1.2%		
DIRECTV, Cl A*	49,684	2,124
Total Cable TV		2,124
Chemicals-Diversified - 1.4%		
E.I. du Pont de Nemours	54,435	2,492
Total Chemicals-Diversified		2,492
Computer Services - 6.0%		
Accenture, Cl A	43,260	2,303
Cognizant Technology Solutions, Cl A*	41,975	2,700
International Business Machines	30,212	5,555
Total Computer Services		10,558
Computers - 5.5%		
Apple*	23,935	9,694
Total Computers		9,694
Computers-Memory Devices - 2.3%		
EMC*	183,326	3,949
Total Computers-Memory Devices		3,949
Cosmetics & Toiletries - 2.5%		
Estee Lauder, Cl A	38,950	4,375
Total Cosmetics & Toiletries		4,375
Cruise Lines - 1.5%		
Carnival	78,655	2,567
Total Cruise Lines		2,567
Diversified Manufacturing Operations - 3.9%		
Danaher	62,775	2,953
Dover	66,935	3,886
Total Diversified Manufacturing Operations		6,839
E-Commerce/Products - 2.8%		
Amazon.com*	10,760	1,862
eBay*	102,000	3,094
Total E-Commerce/Products		4,956
E-Commerce/Services - 2.1%		
priceline.com*	8,005	3,744
Total E-Commerce/Services		3,744
Electronic Components-Semiconductors - 3.0%		
Broadcom, Cl A	92,655	2,720
Texas Instruments	86,600	2,521
Total Electronic Components-Semiconductors		5,241

Engineering/R&D Services - 3.0%		
ABB ADR	148,620	2,798
Fluor	50,225	2,524
Total Engineering/R&D Services		5,322
Enterprise Software/Services - 2.0%		
Oracle	139,393	3,575
Total Enterprise Software/Services		3,575
Industrial Gases - 2.3%		
Praxair	37,893	4,051
Total Industrial Gases		4,051
Instruments-Scientific - 1.2%		
Thermo Fisher Scientific*	46,885	2,108
Total Instruments-Scientific		2,108
Internet Content-Entertainment - 1.5%		
NetEase.com ADR*	60,595	2,718
Total Internet Content-Entertainment		2,718
Investment Management/Advisor Services - 1.0%		
Ameriprise Financial	36,057	1,790
Total Investment Management/Advisor Services		1,790
Life/Health Insurance - 1.7%		
Aflac	70,580	3,053
Total Life/Health Insurance		3,053
Machinery-Construction & Mining - 1.1%		
Caterpillar	20,560	1,863
Total Machinery-Construction & Mining		1,863
Machinery-Farm - 1.3%		
Deere & Co.	30,510	2,360
Total Machinery-Farm		2,360
Machinery-Pumps - 1.2%		
Flowserve	20,380	2,024
Total Machinery-Pumps		2,024
Medical Information Systems - 1.9%		
Cerner*	54,619	3,345
Total Medical Information Systems		3,345
Medical Products - 4.5%		
Henry Schein*	60,231	3,881
Varian Medical Systems*	59,421	3,989
Total Medical Products		7,870
Medical-Biomedical/Genetics - 1.5%		
Celgene*	38,176	2,581
Total Medical-Biomedical/Genetics		2,581
Medical-Drugs - 1.9%		
Allergan	38,489	3,377
Total Medical-Drugs		3,377
Medical-Generic Drugs - 1.1%		
Teva Pharmaceutical Industries ADR	46,520	1,878
Total Medical-Generic Drugs		1,878
Multimedia - 1.0%		
Walt Disney	44,665	1,675
Total Multimedia		1,675
Oil Companies-Integrated - 1.4%		
Chevron	23,350	2,484
Total Oil Companies-Integrated		2,484
Oil Components-Exploration & Production - 5.4%		
Anadarko Petroleum	38,915	2,970
CNOOC ADR	13,035	2,277
Pioneer Natural Resources	47,653	4,264
Total Oil Components-Exploration & Production		9,511
Oil Field Machinery & Equipment - 2.0%		
Cameron International*	71,105	3,498
Total Oil Field Machinery & Equipment		3,498
Oil-Field Services - 3.1%		
Halliburton	68,682	2,370
Schlumberger	45,111	3,082
Total Oil-Field Services		5,452
Pharmacy Services - 1.3%		
Express Scripts*	49,146	2,196
Total Pharmacy Services		2,196

Retail-Restaurants - 3.1%		
McDonald's	55,130	5,531
Total Retail-Restaurants		5,531
Transportation-Rail - 2.6%		
Union Pacific	43,390	4,597
Total Transportation-Rail		4,597
Web Hosting/Design - 1.6%		
Equinix*	27,905	2,830
Total Web Hosting/Design		2,830
Web Portals/ISP - 3.3%		
Google, Cl A*	9,074	5,861
Total Web Portals/ISP		5,861
Total Common Stock (Cost $129,945)		**175,560**
Affiliated Mutual Fund - 0.1%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	264,866	265
Total Affiliated Mutual Fund (Cost $265)		**265**
Total Investments - 100.0% (Cost $130,210) †		**175,825**
Other Assets and Liabilities, Net - (0.0)%		**(80)**
Total Net Assets - 100.0%		**$ 175,745**

 * Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2011.

 ADR - American Depositary Receipt
 Cl - Class
 ISP - Internet Service Provider
 R&D - Research and Development

† At December 31, 2011, the approximate tax basis cost of the Fund's investments was $130,210 (000), and the unrealized appreciation and depreciation were $49,314 (000) and $(3,699) (000), respectively.

 Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

    Level 1 – quoted prices in active markets for identical securities
    Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
    Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 175,560	$ -	$ -	$ 175,560
Affiliated Mutual Fund	265	-	-	265
Total Investments	$ 175,825	$ -	$ -	$ 175,825

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual TS&W Mid-Cap Value Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2011 (Unaudited)

Description	Shares	Value (000)
Common Stock - 96.0%		
Aerospace/Defense - 0.3%		
Northrop Grumman	8,200	$ 480
Total Aerospace/Defense		480
Aerospace/Defense-Equipment - 1.8%		
Alliant Techsystems	54,450	3,112
Total Aerospace/Defense-Equipment		3,112
Agricultural Chemicals - 1.6%		
CF Industries Holdings	19,800	2,871
Total Agricultural Chemicals		2,871
Apparel Manufacturers - 0.7%		
VF	9,800	1,245
Total Apparel Manufacturers		1,245
Auto/Truck Parts & Equipment-Original - 1.3%		
Lear	56,900	2,265
Total Auto/Truck Parts & Equipment-Original		2,265
Auto-Medium & Heavy Duty Trucks - 0.2%		
Oshkosh*	15,400	329
Total Auto-Medium & Heavy Duty Trucks		329
Beverages-Non-Alcoholic - 1.8%		
Dr Pepper Snapple Group	80,500	3,178
Total Beverages-Non-Alcoholic		3,178
Cable/Satellite TV - 1.3%		
DISH Network, Cl A	76,700	2,184
Total Cable/Satellite TV		2,184
Commercial Banks-Western US - 2.1%		
East West Bancorp	45,400	897
First Republic Bank*	89,200	2,730
Total Commercial Banks-Western US		3,627
Commercial Services-Finance - 5.0%		
Global Payments	58,200	2,757
H&R Block	213,534	3,487
Western Union	137,000	2,502
Total Commercial Services-Finance		8,746
Computers-Memory Devices - 2.2%		
SanDisk*	35,900	1,767
Western Digital*	65,600	2,030
Total Computers-Memory Devices		3,797
Consulting Services - 3.3%		
SAIC*	210,500	2,587
Towers Watson, Cl A	53,900	3,230
Total Consulting Services		5,817
Containers-Metal/Glass - 2.1%		
Crown Holdings*	106,900	3,590
Total Containers-Metal/Glass		3,590
Containers-Paper/Plastic - 2.0%		
Bemis	117,200	3,525
Total Containers-Paper/Plastic		3,525
Data Processing/Management - 1.5%		
Fidelity National Information Services	101,486	2,699
Total Data Processing/Management		2,699
Electric-Integrated - 10.4%		
Alliant Energy	70,700	3,119
CMS Energy	208,000	4,593
OGE Energy	46,300	2,626
PG&E	98,700	4,068
Xcel Energy	134,600	3,720
Total Electric-Integrated		18,126
Electronic Components-Semiconductors - 1.0%		
Micron Technology*	278,100	1,749
Total Electronic Components-Semiconductors		1,749

Engineering/R&D Services - 2.2%		
EMCOR Group	78,129	2,095
URS*	50,100	1,759
Total Engineering/R&D Services		3,854
Entertainment Software - 1.8%		
Activision Blizzard	260,100	3,204
Total Entertainment Software		3,204
Finance-Investment Banker/Broker - 0.7%		
TD Ameritrade Holding	79,700	1,247
Total Finance-Investment Banker/Broker		1,247
Gas-Distribution - 2.8%		
CenterPoint Energy	87,750	1,763
Sempra Energy	58,000	3,190
Total Gas-Distribution		4,953
Insurance Brokers - 4.1%		
Aon	84,709	3,964
Willis Group Holdings	80,220	3,113
Total Insurance Brokers		7,077
Internet Security - 1.4%		
Symantec*	159,600	2,498
Total Internet Security		2,498
Medical Labs & Testing Services - 1.8%		
Quest Diagnostics	53,300	3,095
Total Medical Labs & Testing Services		3,095
Medical Products - 1.7%		
Hospira*	95,300	2,894
Total Medical Products		2,894
Medical-Drugs - 3.3%		
Endo Pharmaceuticals Holdings*	72,956	2,519
Forest Laboratories*	107,600	3,256
Total Medical-Drugs		5,775
Medical-Generic Drugs - 0.9%		
Mylan*	75,300	1,616
Total Medical-Generic Drugs		1,616
Medical-Wholesale Drug Distributors - 2.3%		
AmerisourceBergen	106,700	3,968
Total Medical-Wholesale Drug Distributors		3,968
Non-Hazardous Waste Disposal - 1.5%		
Republic Services	95,315	2,626
Total Non-Hazardous Waste Disposal		2,626
Oil & Gas Drilling - 0.7%		
Patterson-UTI Energy	61,400	1,227
Total Oil & Gas Drilling		1,227
Oil Companies-Exploration & Production - 1.5%		
Sandridge Energy*	128,597	1,049
Whiting Petroleum*	34,200	1,597
Total Oil Companies-Exploration & Production		2,646
Oil Refining & Marketing - 2.3%		
Sunoco	63,600	2,609
Valero Energy	64,600	1,360
Total Oil Refining & Marketing		3,969
Physician Practice Management - 1.8%		
Mednax*	43,300	3,118
Total Physician Practice Management		3,118
Property/Casualty Insurance - 3.5%		
Arch Capital Group*	82,250	3,062
HCC Insurance Holdings	112,700	3,099
Total Property/Casualty Insurance		6,161
Reinsurance - 2.0%		
PartnerRe	54,500	3,499
Total Reinsurance		3,499
REITs-Health Care - 1.5%		
Health Care REIT	49,000	2,672
Total REITs-Health Care		2,672
REITs-Mortgage - 2.0%		
Annaly Capital Management	216,000	3,447
Total REITs-Mortgage		3,447

Retail-Apparel/Shoe - 2.1%		
Aeropostale*	114,950	1,753
Ross Stores	38,400	1,825
Total Retail-Apparel/Shoe		3,578
Retail-Computer Equipment - 1.5%		
GameStop, Cl A*	108,232	2,612
Total Retail-Computer Equipment		2,612
Retail-Major Department Store - 1.4%		
TJX	38,700	2,498
Total Retail-Major Department Store		2,498
Retail-Regional Department Store - 1.3%		
Kohl's	46,500	2,295
Total Retail-Regional Department Store		2,295
Schools - 1.6%		
DeVry	71,051	2,733
Total Schools		2,733
Semiconductor Equipment - 2.4%		
LAM Research*	65,000	2,406
Teradyne*	136,000	1,854
Total Semiconductor Equipment		4,260
Super-Regional Banks-US - 2.0%		
Comerica	67,200	1,734
KeyCorp	220,300	1,694
Total Super-Regional Banks-US		3,428
Telecommunications Services - 2.0%		
Amdocs*	122,300	3,489
Total Telecommunications Services		3,489
Telephone-Integrated - 2.0%		
Windstream	297,200	3,489
Total Telephone-Integrated		3,489
X-Ray Equipment - 1.3%		
Hologic*	126,600	2,217
Total X-Ray Equipment		2,217
Total Common Stock (Cost $145,752)		**167,485**
Affiliated Mutual Fund - 3.8%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	6,639,906	6,640
Total Affiliated Mutual Fund (Cost $6,640)		**6,640**
Total Investments - 99.8% (Cost $152,392) †		**174,125**
Other Assets and Liabilities, Net - 0.2%		**324**
Total Net Assets - 100.0%	**$**	**174,449**

  * Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2011.

 Cl - Class
 R&D - Research and Development
 REITs - Real Estate Investment Trusts

† At December 31, 2011, the approximate tax basis cost of the Fund's investments was $152,392 (000), and the unrealized appreciation and depreciation were $27,159 (000) and $(5,426) (000), respectively.

 Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

   Level 1 – quoted prices in active markets for identical securities
   Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
   Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 167,485	$ -	$ -	$ 167,485
Affiliated Mutual Fund	6,640	-	-	6,640
Total Investments	$ 174,125	$ -	$ -	$ 174,125

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual TS&W Small Cap Value Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2011 (Unaudited)

Description	Shares	Value (000)
Common Stock - 94.7%		
Advanced Materials/Products - 1.9%		
Ceradyne*	32,991	$ 884
Hexcel*	45,400	1,099
Total Advanced Materials/Products		1,983
Aerospace/Defense-Equipment - 1.1%		
Orbital Sciences*	76,800	1,116
Total Aerospace/Defense-Equipment		1,116
Agricultural Operations - 1.5%		
Andersons	34,700	1,515
Total Agricultural Operations		1,515
Building Products-Doors & Windows - 0.4%		
Apogee Enterprises	35,700	438
Total Building Products-Doors & Windows		438
Casino Hotels - 0.6%		
Ameristar Casinos	38,200	660
Total Casino Hotels		660
Chemicals-Diversified - 0.8%		
Westlake Chemical	19,800	797
Total Chemicals-Diversified		797
Commercial Banks-Central US - 3.4%		
First Financial Bancorp	30,500	508
First Financial Bankshares	13,050	436
Texas Capital Bancshares*	23,500	719
Wintrust Financial	62,200	1,745
Total Commercial Banks-Central US		3,408
Commercial Banks-Southern US - 2.3%		
Bank of the Ozarks	27,400	812
Iberiabank	30,000	1,479
Total Commercial Banks-Southern US		2,291
Commercial Banks-Western US - 2.0%		
SVB Financial Group*	41,600	1,984
Total Commercial Banks-Western US		1,984
Commercial Services - 1.8%		
Acacia Research - Acacia Technologies*	25,700	938
Medifast*	63,950	878
Total Commercial Services		1,816
Commercial Services-Finance - 3.6%		
Cardtronics*	40,500	1,096
Heartland Payment Systems	73,200	1,783
Wright Express*	13,700	744
Total Commercial Services-Finance		3,623
Containers-Paper/Plastic - 0.7%		
Temple-Inland	23,700	751
Total Containers-Paper/Plastic		751
Cosmetics & Toiletries - 0.5%		
Revlon, Cl A*	33,800	503
Total Cosmetics & Toiletries		503
Data Processing/Management - 0.3%		
CSG Systems International*	23,800	350
Total Data Processing/Management		350
Distribution/Wholesale - 1.1%		
MWI Veterinary Supply*	8,300	552
Watsco	8,700	571
Total Distribution/Wholesale		1,123
Diversified Manufacturing Operations - 1.9%		
Actuant, Cl A	83,550	1,896
Total Diversified Manufacturing Operations		1,896
E-Commerce/Products - 1.2%		
NutriSystem	32,700	423
Shutterfly*	34,600	787
Total E-Commerce/Products		1,210
Electric-Integrated - 6.0%		
Cleco	57,000	2,172
Northwestern	51,700	1,850
Unisource Energy	56,200	2,075
Total Electric-Integrated		6,097

Electronic Components-Semiconductors - 2.0%		
Diodes*	19,300	411
International Rectifier*	21,600	420
Silicon Image*	262,800	1,235
Total Electronic Components-Semiconductors		2,066
Enterprise Software/Services - 0.5%		
SYNNEX*	18,000	548
Total Enterprise Software/Services		548
Finance-Consumer Loans - 3.6%		
Encore Capital Group*	56,500	1,201
Ocwen Financial*	79,500	1,151
World Acceptance*	18,500	1,360
Total Finance-Consumer Loans		3,712
Food-Miscellaneous/Diversified - 0.7%		
Hain Celestial Group*	18,700	685
Total Food-Miscellaneous/Diversified		685
Gas-Distribution - 1.8%		
Southwest Gas	42,500	1,806
Total Gas-Distribution		1,806
Home Furnishings - 1.3%		
Select Comfort*	61,100	1,325
Total Home Furnishings		1,325
Industrial Automation/Robotics - 1.0%		
iRobot*	33,600	1,003
Total Industrial Automation/Robotics		1,003
Investment Management/Advisory Services - 0.9%		
Altisource Portfolio Solutions*	18,666	937
Total Investment Management/Advisory Services		937
Life/Health Insurance - 0.9%		
American Equity Investment Life Holding	92,900	966
Total Life/Health Insurance		966
Machinery-General Industry - 1.0%		
Tennant	27,100	1,053
Total Machinery-General Industry		1,053
Machinery-Material Handling - 0.5%		
NACCO Industries, Cl A	5,500	491
Total Machinery-Material Handling		491
Medical-Biomedical/Genetics - 0.6%		
Momenta Pharmaceuticals*	37,400	650
Total Medical-Biomedical/Genetics		650
Medical-Drugs - 0.8%		
Medicis Pharmaceutical, Cl A	25,100	835
Total Medical-Drugs		835
Medical-Generic Drugs - 0.5%		
Par Pharmaceutical*	16,400	537
Total Medical-Generic Drugs		537
Medical-HMO - 0.6%		
WellCare Health Plans*	11,900	625
Total Medical-HMO		625
Medical-Hospitals - 1.7%		
Health Management Associates, Cl A*	174,600	1,287
LifePoint Hospitals*	13,000	483
Total Medical-Hospitals		1,770
Medical-Nursing Homes - 0.2%		
Kindred Healthcare*	19,700	232
Total Medical-Nursing Homes		232
Medical-Outpatient/Home Medicine - 2.5%		
Air Methods*	12,700	1,072
Amedisys*	25,300	276
Amsurg, Cl A*	44,200	1,151
Total Medical-Outpatient/Home Medicine		2,499
Metal Processors & Fabricators - 0.8%		
Dynamic Materials	23,100	457
LB Foster, Cl A	13,710	388
Total Metal Processors & Fabricators		845
Multimedia - 0.7%		
EW Scripps, Cl A*	85,500	685
Total Multimedia		685
Oil & Gas Drilling - 0.4%		
Patterson-UTI Energy	21,600	432
Total Oil & Gas Drilling		432

Oil Components-Exploration & Production - 1.7%		
Energy XXI Bermuda*	36,900	1,176
Stone Energy*	19,200	507
Total Oil Components-Exploration & Production		1,683
Oil Refining & Marketing - 1.0%		
CVR Energy*	54,400	1,019
Total Oil Refining & Marketing		1,019
Oil-Field Services - 2.8%		
Basic Energy Services*	33,000	650
Helix Energy Solutions Group*	35,100	555
Newpark Resources*	169,200	1,607
Total Oil-Field Services		2,812
Paper & Related Products - 2.1%		
P.H. Glatfelter	41,600	588
Schweitzer-Mauduit International	22,964	1,526
Total Paper & Related Products		2,114
Pharmacy Services - 1.0%		
SXC Health Solutions*	17,600	994
Total Pharmacy Services		994
Power Conversion/Supply Equipment - 0.3%		
Power-One*	80,300	314
Total Power Conversion/Supply Equipment		314
Printing-Commercial - 1.6%		
Consolidated Graphics*	11,000	531
Valassis Communications*	55,000	1,058
Total Printing-Commercial		1,589
Property/Casualty Insurance - 1.7%		
Tower Group	85,150	1,717
Total Property/Casualty Insurance		1,717
Reinsurance - 0.8%		
Alterra Capital Holdings	33,600	794
Total Reinsurance		794
REITs-Diversified - 1.4%		
PS Business Parks	25,000	1,386
Total REITs-Diversified		1,386
REITs-Health Care - 1.8%		
Omega Healthcare Investors	93,600	1,811
Total REITs-Health Care		1,811
REITs-Hotels - 2.2%		
Ashford Hospitality Trust	53,100	425
LaSalle Hotel Properties	74,200	1,796
Total REITs-Hotels		2,221
REITs-Mortgage - 1.1%		
Capstead Mortgage	88,800	1,105
Total REITs-Mortgage		1,105
REITs-Office Property - 1.1%		
Brandywine Realty Trust	113,900	1,082
Total REITs-Office Property		1,082
Rental Auto/Equipment - 2.2%		
Rent-A-Center	61,500	2,275
Total Rental Auto/Equipment		2,275
Retail-Automobile - 1.9%		
America's Car-Mart*	20,100	788
Asbury Automotive Group*	50,800	1,095
Total Retail-Automobile		1,883
Retail-Convenience Store - 0.5%		
Susser Holdings*	23,000	520
Total Retail-Convenience Store		520
Retail-Miscellaneous/Diversified - 0.7%		
Pricesmart	10,100	703
Total Retail-Miscellaneous/Diversified		703
Retail-Pawn Shops - 2.3%		
Cash America International	24,750	1,154
First Cash Financial Services*	35,000	1,228
Total Retail-Pawn Shops		2,382
Retail-Video Rental - 1.7%		
Coinstar*	38,900	1,775
Total Retail-Video Rental		1,775
S&L/Thrifts-Eastern US - 0.7%		
Astoria Financial	88,200	749
Total S&L/Thrifts-Eastern US		749

Satellite Telecommunications - 0.8%		
DigitalGlobe*	48,700	833
Total Satellite Telecommunications		833
Schools - 0.1%		
Capella Education*	3,200	115
Total Schools		115
Semiconductor Equipment - 0.6%		
Kulicke & Soffa Industries*	60,600	561
Total Semiconductor Equipment		561
Therapeutics - 0.9%		
Questcor Pharmaceuticals*	22,300	927
Total Therapeutics		927
Toys - 0.4%		
Jakks Pacific	31,100	439
Total Toys		439
Transport-Air Freight - 0.9%		
Atlas Air Worldwide Holdings*	23,100	888
Total Transport-Air Freight		888
Transportation-Equipment & Leasing - 0.5%		
TAL International Group	18,600	535
Total Transportation-Equipment & Leasing		535
Transportation-Marine - 0.6%		
Gulfmark Offshore, Cl A*	13,700	575
Total Transportation-Marine		575
Transportation-Services - 1.6%		
Bristow Group	35,100	1,663
Total Transportation-Services		1,663
Transportation-Truck - 2.1%		
Old Dominion Freight Line*	51,650	2,093
Total Transportation-Truck		2,093
Wireless Equipment - 1.5%		
Ceragon Networks*	50,400	388
RF Micro Devices*	209,100	1,129
Total Wireless Equipment		1,517
Total Common Stock (Cost $83,565)		**96,337**
Investment Company - 0.8%		
Value-Small Cap - 0.8%		
iShares Russell 2000 Value Index Fund*	11,700	768
Total Value-Small Cap		768
Total Investment Company (Cost $833)		**768**
Affiliated Mutual Fund - 4.6%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	4,663,020	4,663
Total Affiliated Mutual Fund (Cost $4,663)		**4,663**
Total Investments - 100.1% (Cost $89,061) †		**101,768**
Other Assets and Liabilities, Net - (0.1)%		**(82)**
Total Net Assets - 100.0%	$	**101,686**

* Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2011.

Cl - Class
HMO - Health Maintenance Organization
REITs - Real Estate Investment Trusts
S&L - Savings & Loans

† At December 31, 2011, the approximate tax basis cost of the Fund's investments was $89,061 (000), and the unrealized appreciation and depreciation were $19,765 (000) and $(7,058) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 96,337	$ -	$ -	$ 96,337
Investment Company	768	-	-	768
Affiliated Mutual Fund	4,663	-	-	4,663
Total Investments	$ 101,768	$ -	$ -	$ 101,768

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual Barrow Hanley Core Bond Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2011 (Unaudited)

Description	Face Amount (000)/Shares	Value (000)
Corporate Bonds - 49.0%		
Basic Materials - 2.0%		
Air Products & Chemicals		
2.000%, 08/02/16	$ 35	$ 36
BHP Billiton Finance USA		
1.125%, 11/21/14	105	105
Cliffs Natural Resources		
4.875%, 04/01/21	25	25
Dow Chemical		
7.600%, 05/15/14	55	62
4.250%, 11/15/20	85	88
Ecolab		
2.375%, 12/08/14	50	51
Nova Chemicals		
8.625%, 11/01/19	75	83
Rio Tinto Finance USA		
2.500%, 05/20/16	95	97
Teck Resources		
10.250%, 05/15/16	118	136
6.000%, 08/15/40	65	71
Total Basic Materials		**754**
Communications - 5.1%		
AT&T		
5.350%, 09/01/40	108	122
5.100%, 09/15/14	230	253
Cequel Communications Holdings I and Cequel Capital 144A,		
8.625%, 11/15/17	175	186
Comcast		
6.300%, 11/15/17	160	189
5.875%, 02/15/18	50	58
CSC Holdings		
8.625%, 02/15/19	175	202
DIRECTV Holdings		
6.350%, 03/15/40	40	45
3.550%, 03/15/15	160	167
France Telecom		
4.375%, 07/08/14	55	58
Rogers Communications		
5.500%, 03/15/14	105	113
Telecom Italia Capital		
4.950%, 09/30/14	55	51
Telefonica Emisiones		
3.992%, 02/16/16	55	53
Time Warner Cable		
6.750%, 07/01/18	175	208
Verizon Communications		
3.500%, 11/01/21	55	57
Verizon Wireless Capital		
8.500%, 11/15/18	135	182
Total Communications		**1,944**
Consumer, Cyclical - 2.3%		
Goodyear Tire & Rubber		
10.500%, 05/15/16	56	62
Johnson Controls		
1.750%, 03/01/14	205	207
Navistar International		
8.250%, 11/01/21	63	67
New Albertsons		
8.000%, 05/01/31	175	139
QVC 144A,		
7.500%, 10/01/19	175	188
Starwood Hotels & Resorts Worldwide		
7.875%, 10/15/14	200	224
Total Consumer, Cyclical		**887**
Consumer, Non-cyclical - 8.3%		
Altria Group		
9.700%, 11/10/18	55	74

Avis Budget Car		
Rental / Avis Budget Finance		
7.750%, 05/15/16	200	202
Baxter International		
1.850%, 01/15/17	85	86
1.800%, 03/15/13	25	25
Becton Dickinson		
3.250%, 11/12/20	85	88
Coca-Cola		
0.750%, 11/15/13	245	245
Covidien International Finance		
2.800%, 06/15/15	95	99
Express Scripts		
6.250%, 06/15/14	170	185
Genzyme		
5.000%, 06/15/20	50	58
Gilead Sciences		
2.400%, 12/01/14	130	132
Lorillard Tobacco		
8.125%, 06/23/19	100	119
Medtronic		
3.000%, 03/15/15	255	269
Novartis Capital		
2.900%, 04/24/15	190	201
Omnicare		
7.750%, 06/01/20	200	215
PepsiCo		
2.500%, 05/10/16	155	161
Rent-A-Center		
6.625%, 11/15/20	175	176
Sanofi - Aventis		
4.000%, 03/29/21	60	66
1.625%, 03/28/14	200	204
Teva Pharmaceutical		
Finance II BV / Teva		
Pharmaceutical Finance III		
3.000%, 06/15/15	135	141
United Rentals		
North America		
9.250%, 12/15/19	200	210
UnitedHealth Group		
4.875%, 02/15/13	175	182
Total Consumer, Non-cyclical		**3,138**
Diversified - 0.3%		
Leucadia National		
7.125%, 03/15/17	100	101
Total Diversified		**101**
Energy - 7.8%		
BP Capital Markets		
3.561%, 11/01/21	90	94
3.200%, 03/11/16	180	188
Calfrac Holdings 144A,		
7.500%, 12/01/20	120	117
Cameron International		
6.375%, 07/15/18	75	89
Canadian Natural Resources		
3.450%, 11/15/21	125	130
Energy Transfer Partners		
9.000%, 04/15/19	60	71
8.500%, 04/15/14	180	202
Ensco		
4.700%, 03/15/21	60	63
Enterprise Products Operating		
6.125%, 10/15/39	95	106
5.650%, 04/01/13	150	157
Frac Tech Services 144A,		
7.625%, 11/15/18	150	157
Halliburton		
3.250%, 11/15/21	95	98
Husky Energy		
5.900%, 06/15/14	65	71
Marathon Oil		
6.000%, 10/01/17	50	58
Marathon Petroleum		
3.500%, 03/01/16	140	143
Oneok Partners		
6.125%, 02/01/41	120	138
Petrobras International Finance		
6.875%, 01/20/40	25	29
3.875%, 01/27/16	45	46

Spectra Energy Capital		
5.668%, 08/15/14	90	99
5.650%, 03/01/20	55	61
Spectra Energy Partners		
4.600%, 06/15/21	55	57
Targa Resources Partners /		
Targa Resources		
Partners Finance		
7.875%, 10/15/18	205	216
Tesoro		
9.750%, 06/01/19	245	275
TransCanada		
PipeLines		
7.625%, 01/15/39	135	195
Valero Energy		
9.375%, 03/15/19	35	45
6.625%, 06/15/37	50	54
Total Energy		**2,959**
Financial - 14.8%		
Aflac		
8.500%, 05/15/19	55	67
American Express		
8.150%, 03/19/38	95	141
American Express		
Credit, MTN		
5.125%, 08/25/14	210	226
Bank of America		
4.500%, 04/01/15	115	111
Bank of New York		
Mellon, MTN		
4.300%, 05/15/14	55	59
1.500%, 01/31/14	70	70
Bear Stearns		
7.250%, 02/01/18	290	340
Canadian Imperial		
Bank of Commerce		
1.450%, 09/13/13	165	165
Capital One Financial		
2.125%, 07/15/14	100	99
Caterpillar Financial		
Services, MTN		
6.125%, 02/17/14	150	166
Citigroup		
6.125%, 11/21/17	80	85
6.010%, 01/15/15	105	110
CNA Financial		
7.350%, 11/15/19	85	95
General Electric Capital		
5.875%, 01/14/38	230	244
5.625%, 05/01/18	100	112
5.400%, 02/15/17	100	111
5.300%, 02/11/21	55	59
Goldman Sachs Group		
5.950%, 01/18/18	155	159
HCP		
5.375%, 02/01/21	75	79
Health Care REIT		
5.250%, 01/15/22	60	59
3.625%, 03/15/16	75	74
John Deere Capital, MTN		
4.900%, 09/09/13	130	139
JPMorgan Chase		
3.700%, 01/20/15	180	187
Keycorp, MTN		
5.100%, 03/24/21	50	52
Liberty Mutual Group 144A,		
5.000%, 06/01/21	100	98
Lloyds TSB Bank		
6.375%, 01/21/21	60	60
Merrill Lynch, MTN		
6.400%, 08/28/17	250	242
Merrill Lynch		
6.500%, 07/15/18	155	150
MetLife		
5.000%, 11/24/13	165	176
National Rural		
Utilities Cooperative		
1.125%, 11/01/13	110	110
PNC Funding		
4.250%, 09/21/15	125	134

Rabobank Nederland, MTN		
2.125%, 10/13/15	70	69
Simon Property Group		
5.750%, 12/01/15	45	50
2.800%, 01/30/17	130	133
SLM, Ser A, MTN		
5.375%, 01/15/13	175	176
State Street		
4.300%, 05/30/14	65	70
2.875%, 03/07/16	185	190
Suntrust Banks		
3.600%, 04/15/16	60	61
3.500%, 01/20/17	125	126
Travelers Property Casualty		
5.000%, 03/15/13	190	198
US Bancorp, MTN		
2.200%, 11/15/16	125	126
1.375%, 09/13/13	165	166
Wells Fargo, MTN		
4.600%, 04/01/21	55	60
Westpac Banking		
2.250%, 11/19/12	155	156
Willis North America		
6.200%, 03/28/17	55	60
Total Financial		**5,620**
Industrial - 2.0%		
Burlington Northern		
Santa Fe		
7.950%, 08/15/30	85	121
Cooper US		
3.875%, 12/15/20	15	16
2.375%, 01/15/16	105	107
Eaton		
5.600%, 05/15/18	90	107
Koninklijke Philips		
Electronics		
5.750%, 03/11/18	115	132
Masco		
6.125%, 10/03/16	125	128
Tyco Electronics Group		
6.550%, 10/01/17	85	98
United Parcel Service		
3.125%, 01/15/21	55	58
Total Industrial		**767**
Technology - 2.0%		
Analog Devices		
3.000%, 04/15/16	95	100
Applied Materials		
2.650%, 06/15/16	75	77
Intel		
3.300%, 10/01/21	80	84
International		
Business Machines		
7.625%, 10/15/18	135	181
MedAssets		
8.000%, 11/15/18	120	118
MEMC Electronic		
Materials		
7.750%, 04/01/19	125	90
Xerox		
4.250%, 02/15/15	115	121
Total Technology		**771**
Utilities - 4.4%		
Columbus Southern		
Power, Ser C		
5.500%, 03/01/13	215	225
Duke Energy Indiana		
6.050%, 06/15/16	90	104
Exelon Generation		
6.250%, 10/01/39	75	91
5.200%, 10/01/19	70	77
MidAmerican Energy		
Holdings		
5.875%, 10/01/12	180	186
National Fuel Gas		
8.750%, 05/01/19	105	130
NRG Energy		
7.375%, 01/15/17	175	181
Sempra Energy		
6.500%, 06/01/16	100	117

Union Electric		
6.700%, 02/01/19	115	140
Westar Energy		
6.000%, 07/01/14	70	77
Xcel Energy		
5.613%, 04/01/17	284	322
Total Utilities		**1,650**
Total Corporate Bonds (Cost $17,545)		**18,591**
U.S. Government Agency Obligations - 30.7%		
FHLMC Gold		
5.500%, 12/01/36	182	198
5.500%, 12/01/37	300	327
5.500%, 10/01/39	296	322
5.000%, 09/01/35	257	279
4.000%, 10/01/39	742	779
FNMA		
6.500%, 09/01/36	344	388
6.000%, 04/01/39	279	308
5.500%, 01/01/36	190	208
5.500%, 11/01/36	197	215
5.500%, 12/01/36	323	352
5.500%, 06/01/38	305	332
5.500%, 12/01/38	271	297
5.000%, 03/01/36	208	225
5.000%, 03/01/38	449	485
5.000%, 05/01/38	652	705
5.000%, 07/01/40	864	936
4.500%, 04/01/41	153	163
4.500%, 04/01/41	365	391
4.500%, 05/01/41	313	336
4.500%, 08/01/41	712	758
4.000%, 05/01/26	496	524
4.000%, 02/01/41	139	147
4.000%, 04/01/41	491	520
4.000%, 11/01/41	409	430
GNMA		
6.000%, 10/15/38	373	423
6.000%, 11/15/39	367	416
5.500%, 02/15/40	216	243
5.000%, 08/15/40	393	438
4.500%, 10/20/40	450	494
Total U.S. Government Agency Obligations (Cost $11,213)		**11,639**
U.S. Treasury Obligations - 13.8%		
U.S. Treasury Bonds		
4.750%, 02/15/41	225	310
4.375%, 05/15/41	10	13
4.250%, 11/15/40	1,370	1,747
U.S. Treasury Notes		
3.625%, 02/15/21	1,475	1,712
3.125%, 05/15/21	65	73
2.000%, 01/31/16	695	733
2.000%, 04/30/16	600	634
Total U.S. Treasury Obligations (Cost $4,544)		**5,222**
Mortgage Related - 2.5%		
Bear Stearns Commercial		
Mortgage Securities,		
CMBS, Ser 2006-PW13, Cl A4		
5.540%, 09/11/41	120	134
Bear Stearns Commercial		
Mortgage Securities,		
CMBS, Ser 2006-PW14, Cl A4		
5.201%, 12/11/38	190	208
Bear Stearns Commercial		
Mortgage Securities,		
CMBS, Ser 2004-PWR5, Cl A4		
4.831%, 07/11/42	208	215
Citigroup/Deutsche Bank		
Commercial Mortgage Trust,		
CMBS, Ser 2007-CD5, Cl A4		
5.886%, 08/15/17 (B)	220	244
JPMorgan Chase		
Commercial Mortgage Securities,		
CMBS, Ser 2005-LDP1, Cl A2		
4.625%, 03/15/46	162	164
Total Mortgage Related (Cost $820)		**965**

Asset Backed Securities - 1.3%		
Automobiles - 0.5%		
Honda Auto Receivables		
Owner Trust, Ser 2009-3, Cl A4		
3.300%, 09/15/15	205	209
Total Automobiles		**209**
Other - 0.8%		
CNH Equipment Trust,		
Ser 2010-C, Cl A3		
1.170%, 05/15/15	193	193
John Deere Owner Trust,		
Ser 2009-A, Cl A4		
3.960%, 05/16/16	100	101
John Deere Owner Trust,		
Ser 2009-A, Cl A3		
2.590%, 10/15/13	6	6
Total Other		**300**
Total Asset Backed Securities (Cost $504)		**509**
Affiliated Mutual Fund - 2.2%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	833,102	833
Total Affiliated Mutual Fund (Cost $833)		**833**
Total Investments - 99.5% (Cost $35,459) †		**37,759**
Other Assets and Liabilities, Net - 0.5%		**177**
Total Net Assets - 100.0%		**$ 37,936**

144A - Security exempt from registration under of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On December 31, 2011, the value of these securities amounted to $746 (000), representing 2.0% of the net assets of Old Mutual Barrow Hanley Core Bond Fund.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2011.

(B) - Variable Rate Security - The rate reported represents the security's rate as of December 31, 2011.

Cl - Class
CMBS - Commerical Mortgage-Backed Security
FHLMC - Federal Home Loan Mortgage Corporation
FNMA - Federal National Mortgage Association
GNMA - Government National Mortgage Association
MTN - Medium Term Note
REITs - Real Estate Investment Trust
Ser - Series

† At December 31, 2011, the approximate tax basis cost of the Fund's investments was $35,459 (000), and the unrealized appreciation and depreciation were $2,422 (000) and $(122) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bonds	$ -	$ 18,591	$ -	$ 18,591
U.S. Government Agency Obligations	-	11,639	-	11,639
U.S. Treasury Obligations	-	5,222	-	5,222
Mortgage Related	-	965	-	965
Asset Backed Securities	-	509	-	509
Affiliated Mutual Fund	833	-	-	833
Total Investments	$ 833	$ 36,926	$ -	$ 37,759

Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional- size trading units of debt securities, without exclusive reliance upon exchange or over- the- counter prices. These debt securities are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual Cash Reserves Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2011 (Unaudited)

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations - 63.7%		
FFCB		
0.020%, 02/02/12	$ 4,000	$ 4,000
0.020%, 03/02/12	5,600	5,600
0.010%, 01/04/12	4,500	4,500
FHLB		
0.020%, 03/14/12	15,000	14,999
0.010%, 01/13/12	10,175	10,175
0.010%, 02/17/12	8,100	8,100
0.010%, 03/07/12	5,000	5,000
FHLMC		
0.010%, 02/17/12	5,000	5,000
FNMA		
0.010%, 01/06/12	4,000	4,000
0.010%, 02/29/12	4,500	4,500
0.010%, 03/14/12	7,000	7,000
Total U.S. Government Agency Obligations (cost $72,874)		72,874
Repurchase Agreements (A) - 35.8%		
Merrill Lynch Pierce Fenner & Smith Agency Backed Repurchase Agreement 0.040%, dated 12/31/11, to be repurchased on 01/03/12, repurchase price $21,000,093 (collateralized by U.S. Government Obligations valued at $21,085,000, 3.350%, 1/26/2018, total market value $21,121,055)	21,000	21,000
Barclays US Funding Agency Backed Repurchase Agreement 0.010%, dated 12/31/11, to be repurchased on 01/03/12, repurchase price $10,000,011 (collateralized by U.S. Government Obligations valued at $7,072,600, 5.375%, 2/15/2031, total market value $10,058,567)	10,000	10,000
Royal Bank of Canada Backed Repurchase Agreement 0.020%, dated 12/31/11, to be repurchased on 01/03/12, repurchased price $10,000,022 (collateralized by U.S. Government Obligations valued at $10,183,009, 3.981%, 7/1/2040, total market value $10,169,121)	10,000	10,000
Total Repurchase Agreements (cost $41,000)		41,000
Total Investments - 99.5% (Cost $113,874) †		113,874
Other Assets and Liabilities, Net - 0.5%		555
Total Net Assets - 100.0%		$ 114,429

(A) - Tri-party repurchase agreement.

 FFCB - Federal Farm Credit Bank
 FHLB - Federal Home Loan Bank
 FHLMC - Federal Home Loan Mortgage Corporation
 FNMA - Federal National Mortgage Association

† For federal tax purposes, the Fund's approximate tax cost basis is equal to book cost.

 Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

    Level 1 – quoted prices in active markets for identical securities
    Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
    Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1		Level 2		Level 3		Total	
Investments								
U.S. Government Agency Obligations	$	-	$	72,874	$	-	$	72,874
Repurchase Agreements		-		41,000		-		41,000
Total Investments	$	-	$	113,874	$	-	$	113,874

Investments held by the Old Mutual Cash Reserves Fund are valued using the amortized cost method of valuation permitted in accordance with meeting certain conditions and regulations as set forth under Rule 2a-7 of the 1940 Act. Under the amortized cost method, an investment is valued at its cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuations in general market rates of interest on the value of the investment. These debt securities are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual High Yield Fund (formerly the Old Mutual Dwight High Yield Fund)

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2011 (Unaudited)

Description	Face Amount (000)/Shares	Value (000)
Corporate Bonds - 96.8%		
Basic Materials - 11.3%		
Appleton Papers 144A,		
10.500%, 06/15/15	$ 175	$ 173
FMG Resources 144A,		
7.000%, 11/01/15	140	141
JMC Steel Group 144A,		
8.250%, 03/15/18	235	229
Kraton Polymers		
6.750%, 03/01/19	95	89
Midwest Vanadium 144A,		
11.500%, 02/15/18 (B)	300	219
Nexeo Solutions 144A,		
8.375%, 03/01/18	80	80
Novelis		
8.750%, 12/15/20	360	386
PE Paper Escrow 144A,		
12.000%, 08/01/14	150	160
Rain Carbon India Limited 144A,		
8.000%, 12/01/18 (B)	95	95
Thompson Creek Metals		
7.375%, 06/01/18	350	311
Vulcan Materials		
7.500%, 06/15/21	319	345
Total Basic Materials		**2,228**
Communications - 9.4%		
Brightstar 144A,		
9.500%, 12/01/16	94	96
CCO Holdings		
6.500%, 04/30/21	320	324
Clear Channel Worldwide Holdings, Ser B		
9.250%, 12/15/17	360	389
CommScope 144A,		
8.250%, 01/15/19	388	388
EH Holding 144A,		
6.500%, 06/15/19	200	208
Frontier Communications		
8.500%, 04/15/20	253	259
Goodman Networks 144A,		
12.125%, 07/01/18 (B)	200	191
Total Communications		**1,855**
Consumer, Cyclical - 26.8%		
Accuride		
9.500%, 08/01/18	350	338
American Axle & Manufacturing Holdings 144A,		
9.250%, 01/15/17	251	272
Bon-Ton Department Stores		
10.250%, 03/15/14	304	195
Delphi 144A,		
6.125%, 05/15/21	180	185
DriveTime Automotive Group & DT Acceptance		
12.625%, 06/15/17	220	234
Equinox Holdings 144A,		
9.500%, 02/01/16	210	216
Fiesta Restaurant Group 144A,		
8.875%, 08/15/16	300	301
Goodyear Tire & Rubber		
10.500%, 05/15/16	383	422
HOA Restaurant Group 144A,		
11.250%, 04/01/17	95	89
Interface		
7.625%, 12/01/18	7	7

Jaguar Land Rover 144A,		
8.125%, 05/15/21	250	235
Landry's Restaurants		
11.625%, 12/01/15	345	363
Marfrig Overseas 144A,		
9.500%, 05/04/20	125	93
Mashantucket Western Pequot Tribe 144A,		
8.500%, 11/15/15 (C)	700	32
Navistar International		
8.250%, 11/01/21	190	202
NCL		
11.750%, 11/15/16	112	129
OSI Restaurant Partners		
10.000%, 06/15/15	215	222
Phillips-Van Heusen		
7.375%, 05/15/20	350	380
Royal Caribbean Cruises		
11.875%, 07/15/15	300	354
Shea Homes 144A,		
8.625%, 05/15/19	390	365
Sugarhouse HSP Gaming Prop Mezz 144A,		
8.625%, 04/15/16	225	231
Tower Automotive Holdings USA/TA		
Holdings Finance, 144A		
10.625%, 09/01/17	361	363
United Airlines		
12.750%, 07/15/12	45	47
Total Consumer, Cyclical		**5,275**
Consumer, Non-cyclical - 8.7%		
Alliance One International		
10.000%, 07/15/16	356	320
American Rock Salt 144A,		
8.250%, 05/01/18	150	144
Bi-Lo 144A,		
9.250%, 02/15/19	350	360
Brickman Group Holdings 144A,		
9.125%, 11/01/18	125	111
Jaguar Holding II / Jaguar Merger Sub 144A,		
9.500%, 12/01/19	70	74
PHH		
9.250%, 03/01/16	250	238
Sheridan Group		
12.500%, 04/15/14	146	131
STHI Holdings 144A,		
8.000%, 03/15/18	100	103
YCC Holdings		
10.250%, 02/15/16	265	232
Total Consumer, Non-cyclical		**1,713**
Diversified - 0.4%		
FCC Holdings 144A,		
12.000%, 12/15/15	100	71
Total Diversified		**71**
Energy - 13.7%		
Alpha Natural Resources		
6.250%, 06/01/21	350	340
Basic Energy Services		
7.750%, 02/15/19	188	189
Carrizo Oil & Gas		
8.625%, 10/15/18 144A	250	251
8.625%, 10/15/18	100	101
Citgo Petroleum 144A,		
11.500%, 07/01/17	404	446
Cloud Peak Energy Resources/Cloud		
Peak Energy Finance		
8.500%, 12/15/19	110	119
8.250%, 12/15/17	150	160
Headwaters		
7.625%, 04/01/19	195	173
Precision Drilling 144A,		
6.500%, 12/15/21	350	357

RDS Ultra-Deepwater 144A,		
11.875%, 03/15/17	250	264
Southwestern Energy		
7.500%, 02/01/18	250	288
Total Energy		**2,688**
Financial - 10.6%		
Aircastle		
9.750%, 08/01/18	99	104
Aircastle 144A,		
9.750%, 08/01/18	201	210
E*Trade Financial		
6.750%, 06/01/16	250	242
Eksportfinans ASA		
5.000%, 02/14/12	300	298
Ford Motor Credit		
12.000%, 05/15/15	250	306
International Lease Finance		
6.250%, 05/15/19	400	370
Omega Healthcare Investors		
6.750%, 10/15/22	311	313
Toys "R" US Property I		
10.750%, 07/15/17	214	234
Total Financial		**2,077**
Industrial - 15.7%		
AM Castle 144A,		
12.750%, 12/15/16	150	151
AMGH Merger Sub 144A,		
9.250%, 11/01/18	225	232
Associated Materials		
9.125%, 11/01/17	94	82
Briggs & Stratton		
6.875%, 12/15/20	75	77
Cleaver-Brooks 144A,		
12.250%, 05/01/16 (B)	214	214
CMA CGM 144A,		
8.500%, 04/15/17	130	57
Columbus McKinnon		
7.875%, 02/01/19	112	116
Con-way		
7.250%, 01/15/18	66	74
Dematic 144A,		
8.750%, 05/01/16	90	89
FGI Operating		
10.250%, 08/01/15	236	250
Hanson		
6.125%, 08/15/16	240	244
Huntington Ingalls Industries 144A,		
7.125%, 03/15/21	192	188
6.875%, 03/15/18	250	245
Kratos Defense & Security Solutions		
10.000%, 06/01/17	351	360
Manitowoc		
9.500%, 02/15/18	170	181
Maxim Crane Works 144A,		
12.250%, 04/15/15	200	180
Polypore International		
7.500%, 11/15/17	100	103
Quality Distribution		
9.875%, 11/01/18	100	103
Tempel Steel 144A,		
12.000%, 08/15/16	48	46
United Maritime Group Finance		
11.750%, 06/15/15	100	102
Total Industrial		**3,094**
Utilities - 0.2%		
AES 144A,		
7.375%, 07/01/21	40	43
Total Utilities		**43**
Total Corporate Bonds (Cost $19,783)		**19,044**

Term Loan - 0.8%		
Roundy Supermarket		
10.000%, 04/16/16	150	148
Total Term Loan (Cost $148)		**148**
Asset-Backed Security - 0.1%		
Countrywide Asset-Backed Certificates		
Ser 2003-2, Cl M2		
2.769%, 03/26/33 (D)	245	24
Total Asset-Backed Security (Cost $240)		**24**
Affiliated Mutual Fund - 1.9%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	370,058	370
Total Affiliated Mutual Fund (Cost $370)		**370**
Total Investments - 99.6% (Cost $20,541) †		**19,586**
Other Assets and Liabilities, Net - 0.4%		**83**
Total Net Assets - 100.0%	$	**19,669**

144A - Security exempt from registration under of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On December 31, 2011, the value of these securities amounted to $8,198 (000), representing 41.7% of the net assets of Old Mutua High Yield Fund.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2011.

(B) - Security deemed to be illiquid. The Fund may not invest more than 15% of its net assets in illiquid securities. On December 31, 2011, the value of these securities amounted to $719 (000), representing 3.7% of the net assets of the Old Mutual High Yield Fund.

(C) - Security is in default. Issuer has failed to make a timely payment of either principal or interest or has failed to comply with some provision of the bond indenture.

(D) - Floating Rate Security - The rate reported represents the security's rate as of December 31, 2011.

Cl - Class
Ser - Series

† At December 31, 2011, the approximate tax basis cost of the Fund's investments was $20,541 (000), and the unrealized appreciation and depreciation were $231 (000) and $(1,186) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

    Level 1 – quoted prices in active markets for identical securities
    Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
    Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bonds	$ -	$ 19,044	$ -	$ 19,044
Term Loan	-	148	-	148
Asset-Backed Security	-	24	-	24
Affiliated Mutual Fund	370	-	-	370
Total Investments	$ 370	$ 19,216	$ -	$ 19,586

Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional- size trading units of debt securities, without exclusive reliance upon exchange or over- the- counter prices. These debt securities are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual Dwight Intermediate Fixed Income Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2011 (Unaudited)

Description	Face Amount (000)/Shares	Value (000)
Corporate Bonds - 18.8%		
Basic Materials - 1.4%		
Arcelormittal		
6.125%, 06/01/18	$ 235	$ 232
Freeport-McMoRan Copper & Gold		
8.375%, 04/01/17	109	116
Southern Copper		
5.375%, 04/16/20	226	238
Teck Resources		
9.750%, 05/15/14	19	22
Vale Overseas		
5.625%, 09/15/19	62	68
Xstrata Finance Canada 144A,		
5.800%, 11/15/16	280	306
Total Basic Materials		**982**
Communications - 1.5%		
America Movil SAB de CV		
2.375%, 09/08/16	120	120
Centurylink		
5.150%, 06/15/17	325	322
Goodman Networks 144A,		
12.125%, 07/01/18 (G)	221	211
Omnicom Group		
4.450%, 08/15/20	110	113
Telefonica Emisiones		
3.992%, 02/16/16	199	191
Verizon Communications		
1.250%, 11/03/14	125	126
Total Communications		**1,083**
Consumer, Cyclical - 2.0%		
Arrow Electronics		
3.375%, 11/01/15	188	188
Autozone		
4.000%, 11/15/20	175	179
Daimler Finance North America 144A,		
2.625%, 09/15/16	285	283
Darden Restaurants		
4.500%, 10/15/21	190	195
Delta Air Lines, Ser A		
5.300%, 04/15/19	134	135
Gap		
5.950%, 04/12/21	150	143
International Game Technology		
5.500%, 06/15/20	70	73
United Airlines		
12.750%, 07/15/12	200	211
Whirlpool, MTN		
8.600%, 05/01/14	50	56
Total Consumer, Cyclical		**1,463**
Consumer, Non-cyclical - 2.0%		
Amgen		
4.100%, 06/15/21	220	226
Anheuser-Busch InBev Worldwide		
3.000%, 10/15/12	160	162
Corn Products International		
4.625%, 11/01/20	88	94
Covidien International Finance		
2.800%, 06/15/15	201	209
ERAC USA Finance 144A,		
5.250%, 10/01/20	162	175
Safeway		
6.350%, 08/15/17	307	348
3.400%, 12/01/16	130	133
Western Union		
5.253%, 04/01/20	94	106
Total Consumer, Non-cyclical		**1,453**

Diversified - 0.1%

Hutchison Whampoa International 144A,		
5.750%, 09/11/19	80	89
Total Diversified		**89**

Energy - 2.5%

BP Capital Markets PLC		
3.561%, 11/01/16	200	201
Enbridge Energy Partners		
9.875%, 03/01/19	229	304
EnCana		
3.900%, 11/15/21	275	276
Nabors Industries		
5.000%, 09/15/20	215	219
Oneok Partners		
3.250%, 02/01/16	145	149
Shell International		
3.100%, 06/28/15	411	441
Tengizchevroil Finance SARL 144A,		
6.124%, 11/15/14 (F)	236	242
Total Energy		**1,832**

Financial - 7.0%

Bank of America		
5.300%, 03/15/17 (F)	452	408
BNP Paribas Home Loan 144A,		
2.200%, 11/02/15	173	166
Boeing Capital		
2.125%, 08/15/16	225	230
Capital One Financial		
4.750%, 07/15/21	140	144
Citigroup		
4.750%, 05/19/15	249	252
Fifth Third Bancorp		
3.625%, 01/25/16	115	117
First Horizon National		
5.375%, 12/15/15	182	184
General Electric Capital		
5.900%, 05/13/14 (F)	370	405
5.300%, 02/11/21	110	118
2.250%, 11/09/15 MTN (F)	210	211
Goldman Sachs Group		
5.950%, 01/18/18	265	271
John Deere Capital, MTN		
3.150%, 10/15/21	130	132
JPMorgan Chase		
4.400%, 07/22/20	208	212
Keycorp, MTN		
5.100%, 03/24/21	125	130
Morgan Stanley		
4.000%, 07/24/15	230	216
PNC Bank		
6.000%, 12/07/17	268	298
Protective Life		
7.375%, 10/15/19	192	213
Prudential Financial, MTN		
4.500%, 11/16/21	175	177
Royal Bank of Scotland		
4.875%, 03/16/15	107	102
Santander Holdings USA		
4.625%, 04/19/16	170	163
Simon Property Group LP		
4.125%, 12/01/21	180	188
SunTrust Bank		
7.250%, 03/15/18	133	152
Toyota Motor Credit, MTN		
2.000%, 09/15/16	270	273
Wells Fargo		
2.625%, 12/15/16	249	249
Total Financial		**5,011**

Industrial - 0.7%

Cleaver-Brooks 144A,		
12.250%, 05/01/16 (G)	27	27
Con-way		
7.250%, 01/15/18	25	28
6.700%, 05/01/34	158	156
Ingersoll-Rand Global Holding		
9.500%, 04/15/14	95	111

Joy Global		
5.125%, 10/15/21	135	144
Total Industrial		**466**
Technology - 0.6%		
Hewlett-Packard		
3.000%, 09/15/16	220	222
National Semiconductor		
3.950%, 04/15/15	190	205
Total Technology		**427**
Utilities - 1.0%		
Appalachian Power		
4.600%, 03/30/21 (F)	327	359
Baltimore Gas & Electric		
5.900%, 10/01/16	226	263
Nextera Energy Capital Holdings		
6.000%, 03/01/19	115	134
Total Utilities		**756**
Total Corporate Bonds (Cost $13,262)		**13,562**
U.S. Government Agency Obligations - 29.1%		
FHLB		
0.375%, 11/27/13	535	534
FHLMC		
5.500%, 06/01/40	482	524
4.000%, 09/01/41	149	158
4.000%, 09/01/41	139	147
3.000%, 02/15/27 TBA	740	762
3.000%, 01/01/27 TBA	1,970	2,033
FHLMC Gold		
5.000%, 05/01/40	1,453	1,563
4.500%, 09/01/40	463	495
FNMA		
6.011%, 10/01/36 (C) (F)	15	16
6.000%, 06/01/38 (F)	130	145
6.000%, 01/01/38 (F)	657	734
6.000%, 01/01/38 (F)	373	413
5.500%, 06/01/40 (F)	1,009	1,100
5.000%, 04/01/41	589	647
5.000%, 01/01/41 (F)	983	1,064
5.000%, 10/01/40	461	499
4.500%, 09/01/41	923	991
4.500%, 06/01/41	764	820
4.500%, 05/01/41	453	486
4.500%, 03/01/41 (F)	958	1,041
4.500%, 02/01/41	843	905
4.500%, 04/01/39	1,403	1,506
4.000%, 09/01/41	1,003	1,061
4.000%, 08/01/26	616	651
4.000%, 07/01/26	766	809
1.250%, 09/28/16	65	65
GNMA		
4.000%, 12/20/41 TBA	1,370	1,470
3.500%, 01/15/42 TBA	340	355
Total U.S. Government Agency Obligations (Cost $20,853)		**20,994**
U.S. Treasury Obligations - 25.4%		
U.S. Treasury Bills		
0.00%, 03/29/12	1,600	1,600
0.00%, 06/28/12	500	500
0.00%, 08/23/12	1,000	1,000
0.00%, 11/15/12	2,256	2,254
0.00%, 12/13/12	2,000	1,998
U.S. Treasury Inflation-Indexed Bond (D)		
2.375%, 01/15/25	260	397
U.S. Treasury Notes		
2.000%, 11/15/21	1,967	1,989
1.375%, 11/30/18	76	76
0.875%, 11/30/16	4,650	4,664
0.250%, 12/15/14	647	645
0.125%, 09/30/13	3,194	3,188
Total U.S. Treasury Obligations (Cost $18,152)		**18,311**
Mortgage Related - 12.8%		
Adjustable Rate Mortgage Trust, CMO,		
Ser 2004-4, Cl 3A1		
2.953%, 03/25/35 (B)	9	7
Banc of America Funding, CMO,		
Ser 2003-3, Cl 2A1		
4.750%, 10/25/18	329	336

Banc of America Merrill Lynch Commercial Mortgage, CMBS, Ser 2004-5, Cl A4 4.936%, 11/10/41 (B) (F)	346	368
Banc of America Mortgage Securities, CMO, Ser 2004-4, Cl 1A8 4.500%, 05/25/34 (F)	80	80
Citigroup Mortgage Loan Trust, CMO 144A, Ser 2009-6, Cl 13A1 0.374%, 01/25/37 (C) (F)	151	149
Credit Suisse First Boston Mortgage Securities, CMO, Ser 2005-3, Cl 3A30 5.500%, 07/25/35	193	192
Fannie Mae REMICS, CMO, Ser 2007-78, Cl PB 6.000%, 08/25/31 (F)	107	108
Fannie Mae REMICS, CMO, Ser 2005-103, Cl NC 5.500%, 07/25/33	1,307	1,347
Fannie Mae REMICS, CMO, Ser 2011-28, Cl MA 4.500%, 07/25/38	1,176	1,232
Freddie Mac REMICS, CMO, Ser 2005-2975, Cl PK 5.500%, 09/15/33 (F)	101	107
Freddie Mac REMICS, CMO, Ser 2003-2644, Cl BC 5.000%, 10/15/31 (F)	453	467
GMAC Commercial Mortgage Securities, CMBS, Ser 2003-C2, Cl A1 4.576%, 05/10/40 (F)	407	416
JPMorgan Chase Commercial Mortgage Securities, CMBS, Ser 2007-CB20, Cl A3 5.819%, 02/12/51	350	369
JPMorgan Chase Commercial Mortgage Securities, CMBS, Ser 2001-CIB2, Cl D 6.847%, 04/15/35 (B) (F)	150	150
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C7, Cl AM 5.263%, 11/15/40 (B) (F)	275	290
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2006-C1, Cl A4 5.156%, 02/15/31	237	261
Master Adjustable Rate Mortgages Trust, CMO, Ser 2004-13, Cl 3A6 2.718%, 11/21/34 (C) (F)	465	455
Master Asset Securitization Trust, CMO, Ser 2003-4, Cl 4A2 5.500%, 05/25/33	145	153
Morgan Stanley Dean Witter Capital I, CMBS, Ser 2002-IQ3, Cl A4 5.080%, 09/15/37	100	102
Morgan Stanley Dean Witter Capital I, CMBS, Ser 2002-HQ, Cl A3 6.510%, 04/15/34 (F)	12	12
PHH Mortgage Capital, CMO, Ser 2008-CIM2, Cl 5A1 6.000%, 07/25/38 (F)	678	695
Protective Finance, CMBS 144A, Ser 2007-PLA, Cl A1 5.325%, 03/14/38 (F)	120	121
Sequoia Mortgage Trust, CMO, Ser 2011-1, Cl A1 4.125%, 02/25/41 (B) (F)	331	330

Wachovia Bank Commercial
  Mortgage Trust, CMBS,
  Ser 2007-C30, Cl APB
  5.294%, 12/15/43
	268	279

Wells Fargo Mortgage Backed
  Securities Trust, CMO,
  Ser 2003-G, Cl A1
  4.100%, 06/25/33 (C) (F)
	673	673

Wells Fargo Mortgage Backed
  Securities Trust, CMO,
  Ser 2004-3, Cl A1
  4.750%, 04/25/19 (F)
	366	374

WF-RBS Commercial
  Mortgage Trust, CMBS,
  Ser 2011-C5, Cl A2
  2.684%, 11/15/44
	206	208

Total Mortgage Related (Cost $9,318)		**9,281**
Asset-Backed Securities - 8.4%		
Automobile - 2.2%		

AmeriCredit Automobile
  Receivables Trust,
  Ser 2011-5, Cl A2
  1.190%, 08/08/15
	285	285

AmeriCredit Automobile
  Receivables Trust,
  Ser 2011-2, Cl A2
  0.900%, 09/08/14
	174	174

AmeriCredit Automobile
  Receivables Trust,
  Ser 2011-1, Cl A2
  0.840%, 06/09/14 (F)
	386	386

Carmax Auto Owner Trust,
  Ser 2011-3, Cl A3
  1.230%, 06/15/16
	345	345

Ford Credit Floorplan
  Master Owner Trust,
  Ser 2011-1, Cl A1
  2.120%, 02/15/16 (F)
	420	425

Total Automobile		**1,615**
Credit Card - 2.8%		

Cabela's Master Credit
  Card Trust 144A,
  Ser 2009-1A, Cl A
  2.285%, 03/16/15 (C)
	375	376

Capital One Multi-Asset
  Execution Trust,
  Ser 2007-A4, Cl A4
  0.315%, 03/16/15 (C) (F)
	400	400

Citibank Omni Master Trust 144A,
  Ser 2009-A8, Cl A8
  2.390%, 05/16/16 (C)
	425	428

Citibank Omni Master Trust 144A,
  Ser 2009-A12, Cl A12
  3.350%, 08/15/16 (F)
	801	813

Total Credit Card		**2,017**
Home Equity - 0.6%		

CIT Group Home Equity Loan Trust,
  Ser 2002-1, Cl AF5
  6.710%, 02/25/33 (E) (F)
	4	2

Equivantage Home Equity Loan Trust,
  Ser 1996-3, Cl A3
  7.700%, 09/25/27 (F)
	2	2

FHLMC Structured Pass
  Through Securities,
  Ser T-20, Cl A5
  6.702%, 12/25/29 (E) (F)
	382	417

Residential Asset Securities,
  Ser 2001-KS3, Cl AI6
  5.960%, 09/25/31 (B) (F)
	14	13

Total Home Equity		**434**
Other - 2.8%		

Ally Master Owner Trust,
  Ser 2011-1, Cl A2
  2.150%, 01/15/16 (F)
	640	647

Ally Master Owner Trust 144A,
  Ser 2010-3, Cl A
  2.880%, 04/15/15 (F)
	594	604

Ally Master Owner Trust,		
Ser 2011-3, Cl A2		
1.810%, 05/15/16 (F)	400	402
Fannie Mae Whole Loan,		
Ser 2001-W2, Cl AF6		
6.589%, 10/25/31 (E) (F)	208	231
TXU Electric Delivery Transition Bond,		
Ser 2004-1, Cl A2		
4.810%, 11/17/14 (F)	121	124
Total Other		**2,008**
Total Asset-Backed Securities (Cost $6,029)		**6,074**
Municipal Bonds - 3.2%		
Commonwealth of Pennsylvania		
5.850%, 07/15/30	250	280
Dallas Independent School District		
6.450%, 02/15/35	250	295
East Bay Municipal Utility District		
5.874%, 06/01/40 (F)	450	554
Louisiana Local Government		
Environmental Facilities &		
Community Development Authority		
1.520%, 02/01/18 (F)	362	365
New York City Municipal		
Water Finance Authority		
6.011%, 06/15/42	230	290
State of Washington		
5.140%, 08/01/40	260	298
Virginia Commonwealth		
Transportation Board		
5.350%, 05/15/35	200	230
Total Municipal Bonds (Cost $2,006)		**2,312**
Affiliated Mutual Fund - 8.4%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	6,025,418	6,025
Total Affiliated Mutual Fund (Cost $6,025)		**6,025**
Total Investments - 106.1% (Cost $75,645) †		**76,559**
Other Assets and Liabilities, Net - (6.1)%		**(4,426)**
Total Net Assets - 100.0%		**$ 72,133**

144A - Security exempt from registration under of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On December 31, 2011, the value of these securities amounted to $3,990 (000), representing 5.5% of the net assets of Old Mutual Dwight Intermediate Fixed Income Fund.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual

(B) - Variable Rate Security - The rate reported represents the security's rate as of December 31, 2011.

(C) - Floating Rate Security - The rate reported represents the security's rate as of December 31, 2011.

(D) - Inflation - Indexed Bond - The principal amount of this security is adjusted for inflation.

(E) - The rate shown reflects the coupon rate after the step date.

(F) - All or a portion of this security is held as cover for TBAs.

(G) - Security deemed to be illiquid. The Fund may not invest more than 15% of its net assets in illiquid securities. On December 31, 2011, the value of these securities amounted to $238 (000), representing 0.3% of the net assets of the Old Mutual Dwight Intermediate Fixed Income Fund.

Cl - Class
CMBS - Commerical Mortgage-Backed Security
CMO - Collateralized Mortgage Obligation
FHLB - Federal Home Loan Bank
FHLMC - Federal Home Loan Mortgage Corporation
FNMA - Federal National Mortgage Association
GNMA - Government National Mortgage Association
MTN - Medium Term Note
REMICS - Real Estate Mortgage Investment Conduit
Ser - Series
TBA - Security traded under delayed delivery commitments settling after December 31, 2011. Income on this security will not be earned until the settlement date.

† At December 31, 2011, the approximate tax basis cost of the Fund's investments was $75,645 (000), and the unrealized appreciation and depreciation were $1,218 (000) and $(304) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bonds	$ -	$ 13,562	$ -	$ 13,562
U.S. Government Agency Obligations	-	20,994	-	20,994
U.S. Treasury Obligations	-	18,311	-	18,311
Mortgage Related	-	9,281	-	9,281
Asset-Backed Securities	-	6,074	-	6,074
Municipal Bonds	-	2,312	-	2,312
Affiliated Mutual Fund	6,025	-	-	6,025
Total Investments	$ 6,025	$ 70,534	$ -	$ 76,559

Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional- size trading units of debt securities, without exclusive reliance upon exchange or over- the- counter prices. These debt securities are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

	Investments
Balance as of March 31, 2011	$ 42
Realized gain (loss)	-
Change in unrealized appreciation (depreciation)	-
Accrued discounts/premiums	-
Purchases	-
Sales	-
Transfers in and/or out of Level 3	(42)
Balance as of December 31, 2011	$ -

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

Old Mutual Dwight Short Term Fixed Income Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2011 (Unaudited)

Description	Face Amount (000)/Shares	Value (000)
Corporate Bonds - 33.0%		
Consumer, Cyclical - 1.1%		
Daimler Finance		
6.500%, 11/15/13	$ 1,500	$ 1,634
Total Consumer, Cyclical		**1,634**
Consumer, Non-cyclical - 5.1%		
Andrew W Mellon Foundation		
3.950%, 08/01/14	2,500	2,690
Anheuser-Busch		
InBev Worldwide		
1.500%, 07/14/14	365	368
Philip Morris		
International		
2.500%, 05/16/16	450	465
Safeway		
6.250%, 03/15/14	260	286
Sanofi - Aventis		
1.625%, 03/28/14	350	356
Yale University, MTN		
2.900%, 10/15/14	3,212	3,401
Total Consumer, Non-cyclical		**7,566**
Financial - 18.7%		
Bank of America		
5.375%, 09/11/12	1,350	1,367
Bank of Montreal 144A,		
2.850%, 06/09/15	2,000	2,073
BNP Paribas Home		
Loan 144A,		
2.200%, 11/02/15	1,134	1,090
Caterpillar Financial		
Services, MTN		
1.125%, 12/15/14	230	230
CDP Financial 144A,		
3.000%, 11/25/14	3,500	3,640
Citigroup Funding		
1.875%, 11/15/12	3,000	3,043
DNB Nor Boligkreditt 144A,		
2.100%, 10/14/15	1,000	992
Erac USA Finance 144A,		
2.250%, 01/10/14	1,200	1,195
Goldman Sachs Group		
3.250%, 06/15/12	2,000	2,029
HSBC Bank 144A,		
1.625%, 07/07/14	1,000	988
John Deere Capital, MTN		
2.950%, 03/09/15	1,800	1,896
Kreditanstalt Fuer		
Wiederaufbau		
3.500%, 03/10/14	2,450	2,587
PNC Funding		
2.300%, 06/22/12	1,500	1,515
Toronto-Dominion		
Bank 144A,		
1.625%, 09/14/16	1,300	1,283
Toyota Motor Credit, MTN		
2.000%, 09/15/16	410	414
US Central Federal		
Credit Union		
1.900%, 10/19/12	3,300	3,346
Total Financial		**27,688**
Government - 3.9%		
European Investment Bank		
3.000%, 04/08/14	2,200	2,280
International Bank for		
Reconstruction & Development		
0.800%, 07/13/12	3,425	3,435
Total Government		**5,715**
Industrial - 0.1%		
Ingersoll-Rand		
Global Holding		
9.500%, 04/15/14	120	139
Total Industrial		**139**

Technology - 0.6%

International Business Machines		
0.875%, 10/31/14	700	700
Microsoft		
0.875%, 09/27/13	200	202
Total Technology		**902**

Utilities - 3.5%

Alabama Power, Ser 07-D		
4.850%, 12/15/12	1,800	1,871
Carolina Power & Light		
6.500%, 07/15/12	1,225	1,262
Dominion Resources, Ser C		
5.150%, 07/15/15	1,000	1,114
Sempra Energy		
2.000%, 03/15/14	1,000	1,013
Total Utilities		**5,260**
Total Corporate Bonds (Cost $47,906)		**48,904**

U.S. Government Agency Obligations - 14.2%

FHLB		
1.750%, 08/22/12 (F)	2,500	2,524
FHLMC		
3.000%, 02/15/27 TBA	640	658
3.000%, 01/01/27 TBA	1,730	1,786
2.125%, 03/23/12 (F)	2,000	2,009
1.750%, 06/15/12 (F)	1,800	1,814
FHLMC Gold		
5.500%, 06/01/40	70	76
5.500%, 06/01/40	54	60
5.000%, 05/01/40	90	96
FNMA		
6.000%, 01/01/38	583	651
6.000%, 01/01/38	745	827
5.500%, 04/01/40	27	30
5.500%, 04/01/38	34	38
5.500%, 01/01/19 (F)	2,111	2,298
5.000%, 07/01/41	1,320	1,435
5.000%, 04/01/41	589	647
5.000%, 10/01/40	461	499
5.000%, 01/01/30	1,120	1,210
4.000%, 08/01/26	548	579
4.000%, 07/01/26	669	706
1.250%, 09/28/16 (F)	1,050	1,054
1.125%, 10/08/13 (F)	2,000	2,026
Total U.S. Government Agency Obligations (Cost $20,888)		**21,023**

U.S. Treasury Obligations - 8.7%

U.S. Treasury Inflation-Indexed Note		
0.625%, 07/15/21 (D)	1,500	1,612
U.S. Treasury Notes		
0.875%, 11/30/16	9,220	9,248
0.125%, 09/30/13	2,000	1,996
Total U.S. Treasury Obligations (Cost $12,685)		**12,856**

Mortgage Related - 21.1%

Banc of America Commercial Mortgage, CMBS, Ser 2002-2, Cl A3		
5.118%, 07/11/43	224	225
Banc of America Commercial Mortgage, CMBS, Ser 2004-4, Cl A6		
4.877%, 07/10/42 (B)	777	827
Banc of America Mortgage Securities, CMO, Ser 2004-4, Cl 1A8		
4.500%, 05/25/34	164	164
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2002-TOP6, Cl A2		
6.460%, 10/15/36	97	97
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2002-PBW1, Cl A2		
4.720%, 11/11/35 (B)	674	681
Citigroup Mortgage Loan Trust, CMO 144A, Ser 2009-6, Cl 13A1		
0.374%, 01/25/37 (C)	298	295
Commercial Mortgage Pass Through Certificates, CMBS, Ser 2005-LP5, Cl A2		

4.630%, 05/10/43	156	157
Credit Suisse First Boston Mortgage Securities, CMBS, Ser 2003-C4, Cl A4 5.137%, 08/15/36 (B)	772	804
Credit Suisse First Boston Mortgage Securities, CMO, Ser 2005-3, Cl 3A30 5.500%, 07/25/35	398	396
Credit Suisse First Boston Mortgage Securities, CMO, Ser 2005-3, Cl 5A1 5.500%, 07/25/20	469	496
DB-UBS Mortgage Trust, CMBS 144A, Ser 2011-LC1A, Cl A1 3.742%, 11/10/46	492	516
Fannie Mae REMICS, CMO, Ser 2007-79, Cl MA 5.500%, 12/25/28 (F)	117	116
Fannie Mae REMICS, CMO, Ser 2005-83, Cl TJ 5.000%, 07/25/31 (F)	1,250	1,286
Fannie Mae REMICS, CMO, Ser 2005-88, Cl PC 5.000%, 04/25/31 (F)	1,600	1,654
Fannie Mae REMICS, CMO, Ser 2003-92, Cl JW 5.000%, 07/25/28 (F)	326	327
FDIC Structured Sale Guaranteed Notes, CMO 144A, Ser 2010-S1, Cl 2A 3.250%, 04/25/38	1,549	1,585
Freddie Mac REMICS, CMO, Ser 2005-3076, Cl ND 5.250%, 04/15/33 (F)	599	606
Freddie Mac REMICS, CMO, Ser 2003-2639, Cl JE 5.000%, 01/15/32 (F)	932	962
Freddie Mac REMICS, CMO, Ser 2008-3405, Cl PA 5.000%, 10/15/31 (F)	290	292
Freddie Mac REMICS, CMO, Ser 2004-2868, Cl BE 4.250%, 08/15/24 (F)	187	188
Freddie Mac REMICS, CMO, Ser 2005-2989, Cl TE 5.000%, 12/15/22 (F)	74	74
Freddie Mac REMICS, CMO, Ser 2003-2592, Cl PE 5.000%, 01/15/17 (F)	135	136
GMAC Commercial Mortgage Securities, CMBS, Ser 2004-C3, Cl A4 4.547%, 12/10/41	212	214
Greenwich Capital Commercial Funding, CMBS, Ser 2005-GG3, Cl A2 4.305%, 08/10/42	359	359
GS Mortgage Securities, CMBS, Ser 2007-GG10, Cl A2 5.778%, 08/10/45 (B)	457	465
GS Mortgage Securities, CMBS, Ser 2003-C1, Cl A3 4.608%, 01/10/40	452	463
JPMorgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP1, Cl A2 4.625%, 03/15/46	394	399
JPMorgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP2, Cl A3A 4.678%, 07/15/42	423	431
JPMorgan Chase Commercial Mortgage Securities, CMBS, Ser 2003-CB6, Cl A1 4.393%, 07/12/37	803	812

LB-UBS Commercial Mortgage Trust, CMBS, Ser 2004-C2, Cl A4 4.367%, 03/15/36	559	584
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2003-C5, Cl A4 4.685%, 07/15/32 (B)	747	776
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2002-C7, Cl A4 4.960%, 12/15/31	732	752
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2002-C4, Cl A5 4.853%, 09/15/31	1,541	1,565
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2002-C1, Cl A4 6.462%, 03/15/31	235	235
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C7, Cl AAB 5.170%, 11/15/30	423	444
MLCC Mortgage Investors, CMO, Ser 2004-1, Cl 1A 1.950%, 12/25/34 (B) (F)	848	713
Morgan Stanley Capital I, CMBS 144A, Ser 2011-C1, Cl A2 3.884%, 09/15/47	515	541
Morgan Stanley Capital I, CMBS, Ser 2004-HQ3, Cl A4 4.800%, 01/13/41	369	386
Morgan Stanley Dean Witter Capital I, CMBS, Ser 2002-TOP7, Cl A2 5.980%, 01/15/39	373	375
Morgan Stanley Dean Witter Capital I, CMBS, Ser 2002-IQ3, Cl A4 5.080%, 09/15/37	532	542
Nomura Asset Securities, CMBS, Ser 1998-D6, Cl A2 7.070%, 03/15/30 (B)	1,013	1,061
PHH Mortgage Capital, CMO, Ser 2008-CIM2, Cl 5A1 6.000%, 07/25/38	1,386	1,420
Protective Finance, CMBS 144A, Ser 2007-PLA, Cl A1 5.325%, 03/14/38	135	136
Prudential Commercial Mortgage Trust, CMBS, Ser 2003-PWR1, Cl A2 4.493%, 02/11/36	705	723
Prudential Commercial Mortgage Trust, CMBS, Ser 2003-PWR1, Cl A1 3.669%, 02/11/36	332	335
Sequoia Mortgage Trust, CMO, Ser 2004-12, Cl A1 0.555%, 01/20/35 (C) (F)	833	633
Structured Asset Securities, CMO, Ser 2002-21A, Cl 4A1 2.534%, 11/25/32 (B)	1,586	1,339
Wachovia Bank Commercial Mortgage Trust, CMBS, Ser 2005-C20, Cl APB 5.090%, 07/15/42 (B)	667	681
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2004-3, Cl A1 4.750%, 04/25/19	741	757
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2003-G, Cl A1 4.100%, 06/25/33 (C)	1,012	1,013

Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2005-AR3, Cl 2A1 2.710%, 03/25/35 (B) (F)	1,443	1,306
Total Mortgage Related (Cost $32,379)		**31,344**
Asset-Backed Securities - 15.0%		
Automobile - 10.1%		
Ally Auto Receivables Trust, Ser 2010-3, Cl A3 1.110%, 10/15/14	1,225	1,229
Ally Auto Receivables Trust, Ser 2010-2, Cl A3 1.380%, 07/15/14	850	853
Ally Auto Receivables Trust, Ser 2010-1, Cl A3 1.450%, 05/15/14	282	284
Ally Master Owner Trust, Ser 2011-3, Cl A2 1.810%, 05/15/16	790	794
Ally Master Owner Trust, Ser 2011-1, Cl A2 2.150%, 01/15/16	1,685	1,703
Ally Master Owner Trust 144A, Ser 2010-3, Cl A 2.880%, 04/15/15	276	281
AmeriCredit Automobile Receivables Trust, Ser 2011-5, Cl A2 1.190%, 08/08/15	625	626
AmeriCredit Automobile Receivables Trust, Ser 2009-1, Cl A3 3.040%, 10/15/13	1,112	1,118
Ford Credit Auto Owner Trust, Ser 2010-A, Cl A3 1.320%, 06/15/14	1,100	1,103
Ford Credit Auto Owner Trust, Ser 2009-E, Cl A3 1.510%, 01/15/14	1,717	1,723
Ford Credit Floorplan Master Owner Trust, Ser 2011-1, Cl A1 2.120%, 02/15/16	945	958
Honda Auto Receivables Owner Trust, Ser 2011-3, Cl A3 0.880%, 09/21/15	1,200	1,200
Honda Auto Receivables Owner Trust, Ser 2010-3, Cl A3 0.700%, 04/21/14	1,350	1,350
Mercedes-Benz Auto Receivables Trust, Ser 2010-1, Cl A3 1.420%, 08/15/14	392	393
Toyota Auto Receivables Owner Trust, Ser 2010-C, Cl A3 0.770%, 04/15/14	1,420	1,421
Total Automobile		**15,036**
Credit Card - 3.2%		
Cabela's Master Credit Card Trust 144A, Ser 2009-1A, Cl A 2.285%, 03/16/15 (C)	2,200	2,208
Citibank Omni Master Trust 144A, Ser 2009-A12, Cl A12 3.350%, 08/15/16	1,634	1,658
Citibank Omni Master Trust 144A, Ser 2009-A8, Cl A8 2.390%, 05/16/16 (C)	860	865
Total Credit Card		**4,731**

Other - 1.7%		
Entergy Gulf States Reconstruction Funding, Ser 2007-A, Cl A1 5.510%, 10/01/13 (F)	851	870
Entergy Texas Restoration Funding, Ser 2009-A, Cl A1 2.120%, 02/01/16	1,447	1,473
Fannie Mae, Ser 2001-W4, Cl AF5 6.114%, 02/25/32 (E) (F)	142	150
Total Other		**2,493**
Total Asset-Backed Securities (Cost $22,228)		**22,260**
Municipal Bonds - 2.2%		
Louisiana Local Government Environmental Facilities & Community Development Authority		
1.520%, 02/01/18	395	398
1.110%, 02/01/16	677	677
State of California 2.000%, 06/26/12	1,000	1,008
State of New Jersey 2.000%, 06/21/12	600	605
State of Texas 2.500%, 08/30/12	600	609
Total Municipal Bonds (Cost $3,298)		**3,297**
Affiliated Mutual Fund - 7.2%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.00% (A)	10,595,077	10,595
Total Affiliated Mutual Fund (Cost $10,595)		**10,595**
Total Investments - 101.4% (Cost $149,979) †		**150,279**
Other Assets and Liabilities, Net - (1.4)%		**(2,133)**
Total Net Assets - 100.0%		**$ 148,146**

144A - Security exempt from registration under of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On December 31, 2011, the value of these securities amounted to $19,346 (000), representing 13.1% of the net assets of Old Mutual Dwight Short Term Fixed Income Fund.
(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2011.
(B) - Variable Rate Security - The rate reported represents the security's rate as of December 31, 2011.
(C) - Floating Rate Security - The rate reported represents the security's rate as of December 31, 2011.
(D) - Inflation - Indexed Note - The principal amount of this security is adjusted for inflation.
(E) - The rate shown reflects the coupon rate after the step date.
(F) - All or a portion of this security is held as cover for TBAs.

Cl - Class
CMBS - Commerical Mortgage-Backed Security
CMO - Collateralized Mortgage Obligation
FHLB - Federal Home Loan Bank
FHLMC - Federal Home Loan Mortgage Corporation
FNMA - Federal National Mortgage Association
MTN - Medium Term Note
REMICS - Real Estate Mortgage Investment Conduit
Ser - Series
TBA - Security traded under delayed delivery commitments settling after December 31, 2011. Income on this security will not be earned until the settlement date.

† At December 31, 2011, the approximate tax basis cost of the Fund's investments was $149,979 (000), and the unrealized appreciation and depreciation were $1,627 (000) and $(1,327) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2011 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bonds	$ -	$ 48,904	$ -	$ 48,904
U.S. Government Agency Obligations	-	21,023	-	21,023
U.S. Treasury Obligations	-	12,856	-	12,856
Mortgage Related	-	31,344	-	31,344
Asset Backed Securities	-	22,260	-	22,260
Municipal Bonds	-	3,297	-	3,297
Affiliated Mutual Fund	10,595	-	-	10,595
Total Investments	$ 10,595	$ 139,684	$ -	$ 150,279

Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional- size trading units of debt securities, without exclusive reliance upon exchange or over- the- counter prices. These debt securities are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

	Investments
Balance as of March 31, 2011	$ 405
Realized gain (loss)	-
Change in unrealized appreciation (depreciation)	-
Accrued discounts/premiums	-
Purchases	-
Sales	-
Transfers in and/or out of Level 3	(405)
Balance as of December 31, 2011	$ -

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.